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As filed with the Securities and Exchange Commission on November 20, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SEATTLE GENETICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2836	91-1874389
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

22215 26th Avenue SE, Suite 3000
Bothell, Washington 98021
(425) 489-4990
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

H. Perry Fell, Ph.D., M.B.A. Chief Executive Officer	Clay B. Siegall, Ph.D. President and Chief Scientific Officer

22215 26th Avenue SE, Suite 3000
Bothell, Washington 98021
(425) 489-4990
(Name, Address Including Zip Code, and Telephone Number Including Area Code, of Agent for Service)

COPIES TO:

SONYA F. ERICKSON ERIC L. DOBMEIER KIRK D. SCHUMACHER	GERALD S. TANENBAUM
VENTURE LAW GROUP A Professional Corporation 4750 Carillon Point Kirkland, Washington 98033	CAHILL GORDON & REINDEL 80 Pine Street New York, New York 10005-1702

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee

Common Stock, par value $0.001	$75,000,000	$19,800.00

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Dated November 20, 2000

Prospectus

         Shares

Common Stock

Seattle Genetics, Inc. is selling all of the shares of common stock in this offering. This is our initial public offering. We estimate that the initial public offering price will be between $         and $          per share.

Under an agreement between us and Genentech, Inc., a stockholder of ours with whom we have a license agreement, Genentech has agreed to purchase directly from us at the initial public offering price $2,000,000 of our common stock. The        shares of common stock being offered by this prospectus include the         shares being sold to Genentech. We will receive the full proceeds and will not pay underwriting discounts with respect to these shares.

We have applied to have our common stock listed on the Nasdaq National Market under the symbol "SGEN."

Investing in our common stock involves risks. Please read "Risk Factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Initial Public Offering Price	Underwriting Discount	Proceeds to Seattle Genetics

Per Share to Public	$	$	$

Per Share to Genentech		$—	$

Total	$	$	$

We have granted the underwriters the right to purchase up to an additional      shares of common stock to cover over-allotments.

J.P. Morgan & Co. CIBC World Markets

Banc of America Securities LLC

              , 2001

[INSIDE FRONT COVER]

Until            , 2001, all dealers that effect transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus Summary

In this prospectus, "Seattle Genetics," "we," "us" and "our" refer to Seattle Genetics, Inc., a Delaware corporation, and not to the underwriters. This summary highlights selected information contained elsewhere in the prospectus. You should read the entire prospectus, including "Risk Factors" and the financial data and related notes, before making an investment decision.

Seattle Genetics, Inc.

We discover and develop monoclonal antibody, or mAb, based drugs to treat cancer and related diseases. Using our mAb-based technologies and our expertise in cancer, we have assembled a portfolio of drug candidates targeted to many types of human cancers. We utilize our mAb-based technologies to increase the potency and efficacy of antibodies with specificity for cancer. We are currently testing our two most advanced product candidates, SGN-15 and SGN-10, in patients with breast, colon, prostate or other cancers. SGN-15 is in three phase II clinical trials in combination with the chemotherapy drug Taxotere. SGN-10 is in two phase I clinical trials, one as a single agent and the other in combination with Taxotere. We have five preclinical product candidates being developed to treat patients with solid tumors, melanoma or hematologic malignancies. One of our preclinical product candidates, SGN-14, is being developed by Genentech pursuant to a license agreement. In addition to providing us with the means to discover and develop mAb-based product candidates ourselves, our technologies allow us to partner with other companies also developing mAbs.

Monoclonal Antibody Therapeutics for Cancer

Monoclonal antibodies are proteins that bind to specific molecules and can be used to target cell populations such as cancer cells. Some mAbs are effective as anti-cancer drugs on their own. However, most mAbs are not potent enough to be used as anti-cancer agents alone and require additional payloads of drugs or toxins to effectively kill cancer cells. Due to advances in mAb technology, mAb-based therapeutics have become a rapidly expanding area of drug development. In 1999, total sales of the eight approved mAb-based therapeutics, three of which are used to treat cancer patients, exceeded $1.3 billion.

Our Monoclonal Antibody-Based Technologies

We have four mAb-based technologies: engineered mAbs; mAb-drug conjugates; single-chain immunotoxins; and antibody-directed enzyme prodrug therapy, or ADEPT.

•
Engineered mAbs are monoclonal antibodies that have been genetically engineered to make them appear more human-like to a patient's immune system. Engineered mAbs have been shown to be effective either on their own or in combination with chemotherapy in treating hematologic malignancies and solid tumors. Engineered mAbs have lower toxicity than chemotherapy and allow for multiple doses or cycles of therapy.

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Monoclonal antibody-drug conjugates are composed of engineered mAbs that enter into cells, or internalize, and are linked to potent cytotoxic, or cell killing, drugs. Our technology uses novel stable linkers to attach these potent cytotoxic drugs to engineered mAbs. The cytotoxic drugs are inactive until released from the mAbs inside the cancer cell, thereby sparing normal tissue.

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Single-chain immunotoxins are comprised of the receptor binding portions of mAbs that internalize, combined with toxin components genetically assembled into single molecules called mAb-toxin fusion proteins. Single-chain immunotoxins internalize and then kill cells by inhibiting protein synthesis.

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ADEPT represents a novel approach to minimizing drug exposure to normal tissues. This approach involves a mAb-enzyme fusion protein that can localize to solid tumors and activate subsequently administered inactive prodrugs, thus locally releasing active drugs that have anti-cancer activity.

Our Product Candidates in Clinical Trials

We are testing our two most advanced product candidates, SGN-15 and SGN-10, in patients with solid tumors.

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Our lead mAb-drug conjugate, SGN-15, is composed of the mAb BR96 that binds to a carbohydrate found on many different cancer types, chemically linked to the cytotoxic drug doxorubicin. SGN-15 binds to cancer cells and kills them by delivering doxorubicin inside the cell. SGN-15 is currently in three phase II clinical trials in combination with Taxotere to treat patients with breast, colon or prostate cancer. Aventis, the manufacturer and marketer of Taxotere, is co-funding the studies in breast and colon cancer.

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SGN-10 is a single-chain immunotoxin that binds to cancer cells and kills them by delivering a protein toxin inside the cell. SGN-10 is composed of the receptor binding portion of the mAb BR96 and a truncated portion of the protein toxin Pseudomonas exotoxin A. SGN-10 is currently in two phase I clinical trials, one as a single agent and the second in combination with Taxotere with co-funding by Aventis. Both studies include patients with breast, lung, colon, prostate, or ovarian cancers.

Our Preclinical Product Candidates

We have five product candidates in preclinical development. These product candidates are:

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SGN-14, our humanized mAb targeted to the CD40 receptor, being developed by Genentech for patients with hematologic malignancies or other types of cancer;

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SGN-30, our genetically engineered mAb targeted to the CD30 receptor, being developed for the treatment of patients with lymphomas or other hematologic diseases;

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SGN-17/19, utilizing our ADEPT technology, being developed for the treatment of patients with melanoma;

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novel BR96 mAb-drug conjugate, utilizing our novel linkers and high-potency drugs to kill solid tumor cells; and

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novel SGN-30 mAb-drug conjugate, utilizing our novel linkers and drugs for targeting and killing of hematologic malignancies that express the CD30 receptor.

Our Strategy

Our objective is to utilize our expertise in cancer and in mAb-based technologies to advance our product pipeline and discover new product candidates for the treatment of cancer and related diseases. Our strategy includes initiatives to:

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continue to apply our expertise in mAbs to develop anti-cancer therapeutics and to identify novel mAbs that bind to new cancer targets;

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utilize our technologies to make highly specific mAbs being developed by ourselves or by other companies into product candidates by improving their efficacy;

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continue to develop multiple products simultaneously that target different receptors on cancer cells and utilize multiple mechanisms of action for cell killing, thereby increasing our opportunities to identify successful pharmaceutical drugs;

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expand our portfolio of product candidates through in-licensing of products and technologies; and

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enter into corporate collaborations at various stages in the research and development process, enabling us to develop a greater number of product candidates than would otherwise be possible while allowing us to participate in downstream product sales.

Corporate Information

We were incorporated in the state of Delaware on July 15, 1997. Our principal executive offices are located at 22215 26th Avenue SE, Suite 3000, Bothell, WA 98021. Our telephone number is (425) 489-4990. Our website is www.seattlegenetics.com. Information contained in our website does not constitute part of this prospectus.

We own or have the right to various trademarks, service marks and trade names used in our business. These include: Seattle Genetics, seagen, SGN-10, SGN-15, SGN-14, SGN-30 and SGN-17/19. This prospectus also includes trademarks, service marks and trade names owned by other companies. These include Taxotere®, Rituxan®, Herceptin®, Mylotarg® and Panorex®.

The Offering

Common stock offered to the public	shares
Common stock to be purchased by Genentech	Genentech is purchasing of the shares for sale in this offering directly from us, assuming an initial public offering price of $ per share.
Common stock to be outstanding after this offering	shares
Use of proceeds	To fund preclinical research, clinical trials and commercialization activities for our product candidates and for other general corporate purposes, including capital expenditures and working capital. See "Use of Proceeds."
Proposed Nasdaq National Market symbol	"SGEN"

The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding as of September 30, 2000 and includes      shares to be purchased directly by Genentech. However, it excludes 685,000 shares issuable upon exercise of options outstanding as of September 30, 2000 with a weighted average exercise price of $0.17 per share and an additional 829,605 shares reserved for issuance upon exercise of options which may be granted subsequent to September 30, 2000.

Except as stated in the financial statements or as specifically indicated in this prospectus, all information in this prospectus:

•
assumes no exercise of the underwriters' over-allotment option; and

•
reflects the conversion of all shares of our outstanding preferred stock on a one-for-one basis into 17,387,072 shares of our common stock upon the closing of this offering.

Summary Financial Data

The summary financial data set forth below should be read in conjunction with the financial statements and notes to our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus. The summary balance sheet data as of December 31, 1998 and 1999 and the summary statements of operations data for the years ended December 31, 1998 and 1999 have been derived from our audited financial statements appearing elsewhere in this prospectus. The summary balance sheet data as of September 30, 2000 and the summary statements of operations data for the period from inception (January 1, 1998) to September 30, 2000 and the nine months ended September 30, 1999 and 2000 have been derived from unaudited financial statements also appearing elsewhere in this prospectus. The unaudited financial statements have been prepared by us on a basis consistent with the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such data. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of results to be expected for any subsequent period. | The pro forma net loss per share data give effect to the conversion of our preferred stock from its date of original issuance. The pro forma balance sheet data reflect the conversion of our outstanding preferred stock into shares of our common stock upon the closing of this offering. The pro forma as adjusted balance sheet data reflect that conversion and also reflect the sale of       shares of common stock in this offering at an assumed initial public offering price of $           per share after deducting underwriting discounts and estimated offering expenses and      shares to be purchased by Genentech.

					Cumulative from inception (January 1, 1998) to September 30, 2000
	Year Ended December 31,		Nine Months Ended September 30,
	1998	1999	1999	2000
			(unaudited)		(unaudited)
In thousands, except share data
Statements of Operations Data:
Revenue	$ —	$ 1,000	$ 1,000	$ 83	$ 1,083
Expenses:
Research and development	1,331	2,469	1,735	3,059	6,859
General and administrative	671	859	637	1,077	2,607
Noncash stock-based compensation expense	347	726	500	1,447	2,520
Loss from operations	(2,349)	(3,054)	(1,872)	(5,500)	(10,903)
Investment income, net	243	236	150	1,460	1,939
Net loss	$(2,106)	$(2,818)	$(1,722)	$(4,040)	$ (8,964)

Preferred stock deemed dividend and accretion	(5)	(6)	(5)	(499)

Net loss attributable to common stockholders	$(2,111)	$(2,824)	$(1,727)	$(4,539)

Basic and diluted net loss per share	$ (0.94)	$ (1.03)	$ (0.64)	$ (1.42)

Weighted-average shares used in computing basic and diluted net loss per share	2,235,997	2,749,212	2,684,730	3,190,685

Pro forma basic and diluted net loss per share (unaudited)		$ (0.28)		$ (0.20)

Weighted-average shares used in computing pro forma basic and diluted net loss per share (unaudited)		9,980,454		20,512,561

	As of September 30, 2000
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
In thousands
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$30,204	$30,204	$
Working capital	30,318	30,318
Total assets	31,538	31,538
Mandatorily redeemable convertible preferred stock	37,551	—	—
Additional paid-in capital	8,775	46,309
Total stockholders' equity (deficit)	(6,431)	31,120

Risk Factors

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occurs we may be unable to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. Please read "Special Note Regarding Forward-Looking Statements."

Risks Related to Our Business

We have a history of net losses. We expect to continue to incur net losses and may not achieve or maintain profitability. Our limited operating history may make it difficult to evaluate our business and an investment in our common stock

We are a development stage company incorporated in July 1997 and have a limited operating history upon which an investor may evaluate our operations and future prospects. We have incurred net losses since our inception, including net losses of approximately $2.8 million for the year ended December 31, 1999 and approximately $4.0 million for the nine months ended September 30, 2000. As of September 30, 2000, we had an accumulated deficit of approximately $9.5 million. We expect to make substantial expenditures to further develop and commercialize our product candidates and expect that our rate of spending will accelerate as the result of the increased costs and expenses associated with clinical trials, regulatory approvals and commercialization of our potential products. In the near term, we expect revenues to be derived from milestone payments and sponsored research fees under existing and possible future collaborative arrangements. However, our revenue and profit potential is unproven and our limited operating history makes our future operating results difficult to predict. Consequently, an investment in our common stock must be considered in light of the risks and uncertainties that may be encountered by a development stage biotechnology company, including the need for substantial capital to support the development of our products and technologies and our ability to manage growth as we hire a substantial number of additional employees to support our planned increase in development activities.

Our product candidates are at an early stage of development and we may not be able to successfully develop and commercialize them

All of our product candidates are in early stages of development. Significant further research and development, financial resources and personnel will be required to develop commercially viable products and obtain regulatory approvals. Much of our efforts and expenditures over the next few years will be devoted to SGN-15, SGN-10, SGN-14, SGN-30, SGN-17/19, novel BR96 mAb-drug conjugate and novel SGN-30 mAb-drug conjugate. These are our only product candidates in preclinical development or clinical trials. We have no drugs that have received regulatory approval for commercial sale. We expect that none of our product candidates will be commercially available in the near term.

Our ability to commercialize our product candidates depends on first receiving Food and Drug Administration, or FDA, approval. The future commercial success of these product candidates will depend upon their acceptance by physicians, patients and other key decision-makers as therapeutic and cost-effective alternatives to currently available products. Because we have very limited data to date regarding our product candidates, we are unable to predict with any degree of certainty whether they will ever be approved by the FDA, or if approved, will achieve market acceptance. If we fail to produce a commercially successful product, we may not be able to earn sufficient revenues to continue as a going concern.

We may continue to need significant amounts of additional capital and we cannot be sure that additional capital will be available to us

We have consumed limited amounts of cash to date but expect capital outlays and operating expenditures to significantly increase over the next several years as we hire additional employees and expand our infrastructure and preclinical development and clinical trial activities. We believe that the net proceeds from this offering, along with our existing cash and investment securities, milestone payments and research grants, will be sufficient to fund our operations for at least the next two years. However, changes in our business may occur that would consume available capital resources sooner than we expect. If adequate funds are not available to us, we will be required to delay, reduce the scope of or eliminate one or more of our development programs. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to our stockholders or us. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

Clinical trials for our product candidates are expensive and time consuming and their outcome is uncertain

Before we can obtain regulatory approval for the commercial sale of any product candidate that we wish to develop, we will be required to complete preclinical development and extensive clinical trials in humans to demonstrate its safety and efficacy. Each of these trials requires the investment of substantial expense and time. We are currently conducting a total of five clinical trials of our two most advanced product candidates, and expect to commence additional trials of these and other product candidates. There are numerous factors that could delay each of these clinical trials or prevent us from completing these trials successfully.

Success in preclinical and early clinical trials does not ensure that large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause it to be redone or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be redone or terminated.

The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by the FDA or another regulatory authority varies significantly and may be difficult to predict. To date, we have limited clinical data and have seen evidence of gastrointestinal toxicity with SGN-15 and SGN-10. Future trials may not show sufficient safety and efficacy to obtain the requisite regulatory approval for these product candidates or any other potential product candidates. Because SGN-15, SGN-10, SGN-14, SGN-30, SGN-17/19, novel BR96 mAb-drug conjugate and novel SGN-30 mAb-drug conjugate, are our only product candidates in clinical trials or preclinical development at the present time, any delays or difficulties we encounter may impact our ability to generate revenue and cause our stock price to decline significantly.

We may choose to, or may be required to, suspend, repeat or terminate our clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive or the trials are not well designed

Clinical trials must be conducted in accordance with the FDA's Good Clinical Practices and are subject to oversight by the FDA and institutional review boards at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced under the FDA's Good Manufacturing Practices, or GMP, and may require large numbers of test patients. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the existence of competing clinical trials and the availability of alternative or new treatments. Clinical trials may be suspended by the FDA at any time if the FDA finds deficiencies in the conduct of these trials or it is believed that these trials expose patients to unacceptable health risks.

In addition, we or the FDA might delay or halt our clinical trials of a product candidate for various reasons, including:

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the product candidate may have unforeseen adverse side effects;

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the time required to determine whether the product candidate is effective may be longer than expected;

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fatalities arising during a clinical trial due to medical problems that may not be related to clinical trial treatments;

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the product candidate may not appear to be more effective than current therapies;

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insufficient patient enrollment in the clinical trials; or

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we may not be able to produce sufficient quantities of the product candidate to complete the trials.

Furthermore, the process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. It can vary substantially, based on the type, complexity and novelty of the product involved. Accordingly, our current product candidates or any of our other future product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval, which would have a significant adverse impact on our business and results of operations.

We currently rely on third-party manufacturers

We do not currently have the ability to manufacture drug products that we need to conduct our clinical trials. For our two product candidates in clinical trials, SGN-15 and SGN-10, we rely on drug products that were produced and vialed by Bristol-Myers Squibb and contract manufacturers retained by Bristol-Myers Squibb. For the foreseeable future, we will continue to rely on contract manufacturers to produce sufficient quantities of our product candidates for use in our clinical trials. If our contract manufacturers fail to deliver the required quantities of our product candidates for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, and we fail to find replacement manufacturers or to develop our own manufacturing capabilities, we may be unable to continue development and production of our product candidates.

Contract manufacturers have a limited number of facilities in which our product candidates can be produced. We currently rely on contract manufacturers to produce our product candidates under FDA GMP to meet acceptable standards for our clinical trials. Such standards may change, affecting the ability of contract manufacturers to produce our product candidates on the schedule we require for our clinical trials. Contract manufacturers may not perform or may discontinue their business for the time required by us to successfully produce and market our product candidates.

In some circumstances we rely on collaborators to assist in our research and development activities

We intend to continue to develop alliances with third party collaborators to develop and market our current and future product candidates. We may not be able to locate third party collaborators to develop and market other product candidates and we may lack the capital and resources necessary to develop all our product candidates alone. If our collaborators do not prioritize and commit substantial resources to programs associated with our product candidates, we may be unable to commercialize our product candidates, which would limit our ability to generate revenue and become profitable.

We have a license agreement with Genentech pursuant to which they are developing our lead CD40 targeted drug, SGN-14, to treat patients with hematologic malignancies or other types of cancer. Genentech is also responsible for gaining final approval through the required U.S. and international regulatory authorities to ultimately market the product. At any time, Genentech may terminate the agreement for any reason and return the rights to the CD40 program to us. If Genentech decides not to proceed and we fail to locate a substitute partner, we may not have sufficient capital resources to continue funding the project.

If we are unable to protect our proprietary technology, trade secrets or know-how, we may not be able to operate our business profitably. Similarly, if we fail to sustain and further build our intellectual property rights, competitors may be able to develop competing therapies

Our success depends, in part, on our ability to maintain protection for our products and technologies under the patent laws or other intellectual property laws of the United States and other countries. We have exclusive rights to certain issued U.S. patents, and foreign counterpart patents and patent applications, relating to our monoclonal antibody-based technology. Our rights to these patents are derived from worldwide licenses from Bristol-Myers Squibb Co. and Arizona State University. In addition, we have licensed or optioned rights to pending U.S. patent applications and foreign counterpart patents and patent applications to third parties. The standards which the U.S. Patent and Trademark Office uses to grant patents are not always applied predictably or uniformly and can change. Consequently, we cannot be certain as to whether pending patent applications will be allowed; and if allowed, we cannot be certain as to the type and extent of patent claims that will be issued to us in the future. Any issued patents may not contain claims that will permit us to stop competitors from using similar technology. Similarly, the standards that courts use to interpret patents are not always applied predictably or uniformly and can change, particularly as new technologies develop. As a result, we cannot predict with certainty how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court. In addition, we rely on certain proprietary trade secrets and know-how that are not patentable. We have taken measures to protect our unpatented trade secrets and know-how, including the use of confidentiality and assignment of inventions agreements with our employees, consultants and certain contractors. It is possible, however, that these persons may breach the agreements or that our competitors may independently develop or otherwise discover our trade secrets.

We may incur substantial costs or lose important rights as a result of litigation or other proceedings relating to patent and other intellectual property rights that may have a material adverse effect on our ability to continue operations

The defense and prosecution of intellectual property rights, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and elsewhere involve complex legal and factual questions. As a result, these proceedings are costly and time-consuming, and their outcome is uncertain. Litigation may be necessary to:

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assert claims of infringement;

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enforce our issued and licensed patents and pending patent applications;

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protect trade secrets or know-how; or

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determine the enforceability, scope and validity of the proprietary rights of others.

If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and it will divert the efforts of our technical and management personnel. An adverse determination may subject us to significant liabilities or require us to seek licenses that may not be available from third parties on commercially reasonable terms, if at all. We may be restricted or prevented from developing and commercializing our product candidates, if any, in the event of an adverse determination in a judicial or administrative proceeding, or if we fail to obtain necessary licenses. Any of these outcomes could harm our business.

Because of the specialized nature of our business, the termination of relationships with our key management and scientific personnel may prevent us from developing our technologies, conducting clinical trials and obtaining financing. Further, the inability to recruit and retain additional personnel may have an adverse effect on our ability to successfully operate our business

Since our formation, Dr. Fell and Dr. Siegall have played a significant role in our research efforts. Dr. Fell is Chief Executive Officer and a director of our company and Dr. Siegall is President, Chief Scientific Officer and a director of our company. We are highly dependent on these two individuals, and they have played a critical role in our research and development programs, raising financing and conducting clinical trials. Additionally, we have several scientific personnel with significant and unique expertise in mAbs and mAb-related technologies, some of whom are irreplaceable. The loss of the services of either of these two key members of our company or these scientific personnel may prevent us from achieving our business objectives.

The competition for qualified personnel in the biotechnology field is intense, and we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. Our future success depends upon our ability to attract, retain and motivate highly skilled employees. In order to commercialize our products successfully, we will be required to expand our workforce, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and sales and marketing. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. We face intense competition for qualified individuals from numerous pharmaceutical, biopharmaceutical and biotechnology companies, as well as academic and other research institutions. We may not be able to attract and retain these individuals on acceptable terms. Failure to do so would materially harm our business.

We face intense competition and rapid technological change

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. We are aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. Some of these companies have commenced clinical trials of antibody products or have successfully commercialized antibody products. Many of these companies are developing products for the same disease indications as us. Some of these competitors have received regulatory approval or are developing or testing product candidates that do or may in the future compete directly with our product candidates. For example, Genentech, IDEC Pharmaceuticals and American Home Products market products that may compete with ours. Other potential competitors include large, fully integrated pharmaceutical companies and more established biotechnology companies, which have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. Also, academic institutions, government agencies and other public and private research organizations conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and marketing. It is possible that these competitors will succeed in developing technologies that are more effective than those being developed by us or that would render our technology obsolete or noncompetitive.

Our competitors may have superior products, manufacturing capability or marketing expertise

Our business may fail because we face intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of other products directed at cancer. Many of our competitors have greater financial and human resources and more experience. Our competitors may, among other things:

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develop safer or more effective products;

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implement more effective approaches to sales and marketing;

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develop less costly products;

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obtain quicker regulatory approval;

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have access to more manufacturing capacity;

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form more advantageous strategic alliances; or

•
establish superior proprietary positions.

In addition, if we receive regulatory approvals, we may compete with well-established, FDA approved therapies that have generated substantial sales over a number of years. We anticipate that we will face increased competition in the future as new companies enter our market and scientific developments surrounding other cancer therapies continue to accelerate.

We have no experience in commercializing products on our own

We do not have a sales and marketing force and cannot be certain that we would be able to develop this capacity. If we are unable to establish sales and marketing capabilities, we will need to enter into sales and marketing agreements to market our products in the United States. For sales outside the United States, we plan to enter into third-party arrangements. In these foreign markets, if we are unable to establish successful distribution relationships with pharmaceutical companies, we may fail to realize the full sales potential of our product candidates. If we are unable to establish sales and marketing capabilities or enter into agreements with pharmaceutical companies to sell and market our therapeutics, we may experience difficulty generating revenues.

Market acceptance of our products is uncertain

Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Our failure to successfully achieve significant market acceptance will affect our ability to generate revenues and impact our business and financial condition. In addition, we may not achieve market acceptance even if clinical trials demonstrate safety and efficacy, and the necessary regulatory and reimbursement approvals are obtained. The degree of market acceptance of any approved product candidate will depend on a number of factors, including:

•
establishment and demonstration of clinical efficacy and safety;

•
cost-effectiveness of a product;

•
its potential advantage over alternative treatment methods;

•
reimbursement policies of government and third-party payors; and

•
marketing and distribution support for the product.

Physicians will not recommend therapies using our products until they have been approved by the FDA. Even if the clinical safety and efficacy of therapies using our mAb-based products is established, physicians may elect not to recommend the therapies for any number of other reasons, including whether the method of administration of our mAb-based products is effective for certain indications or whether clinical data or other factors demonstrate better safety and efficacy of such procedures as compared to conventional drugs and other treatments. For example, mAb-based products are typically administered by infusion or injection, which requires substantial cost and inconvenience to patients. In addition, our product candidates, if successfully developed, may compete with a number of drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies that require less cost and inconvenience to patients. For these and other reasons, physicians, patients, third-party payors and the medical community may not accept and utilize any product candidates that we develop.

Healthcare reform and restrictions on reimbursements may limit our financial returns on our products

Our ability and that of our collaborators to commercialize therapeutic and diagnostic products may depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse us for the cost of these products. These third parties are increasingly challenging both the need for and the price of new medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved therapeutics and diagnostics. Adequate third party reimbursement may not be available for our products to enable us to maintain price levels sufficient to realize an appropriate return on our investment in research and product development.

We face product liability risks and may not be able to obtain adequate insurance

We currently have no products that are available for commercial sale. However, the current use of any of our product candidates in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made directly by consumers and healthcare providers or indirectly by pharmaceutical companies, our corporate collaborators or others selling such products. We may experience financial losses in the future due to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for product candidates in development. However, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our business, financial condition and results of operations may be materially and adversely affected.

Risks Related to this Offering

Our stock price may be volatile and you may be unable to sell your shares at or above the offering price

There previously has been no public market for our common stock. We cannot assure you that an active public market for our common stock will develop or be sustained after the offering. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•
changes in financial estimates of our operating results by securities analysts;

•
fluctuations in the valuation of companies perceived by investors to be comparable to us;

•
performance of similar companies; and

•
share price and volume fluctuations attributable to inconsistent trading volume levels of our shares.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In particular, there has been high levels of volatility in the market prices of securities of biotechnology companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common shares.

Our existing stockholders have significant control of our management and affairs, which they could exercise against your best interests

Following the closing of this offering, our executive officers and directors and greater than 5% stockholders, together with entities that may be deemed affiliates of or related to such persons or entities, will beneficially own approximately  % of our outstanding common stock. As a result, these stockholders, acting together, may be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control, including a merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control, which might affect the market price of our common stock.

Because our initial public offering price will be substantially higher than the book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution in the amount of $              per share

The initial public offering price will be substantially higher than the tangible book value per share based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $           per share in the price you pay for the common stock as compared to its tangible book value. Furthermore, investors purchasing common stock in this offering will own only  % of our shares outstanding even though they will have contributed  % of the total consideration received by us in connection with our sales of common stock. To the extent outstanding options to purchase common stock are exercised, there will be further dilution.

Following this offering, a substantial number of our shares of common stock will become available for sale in the public market that may cause the market price of our stock to decline

Upon closing of this offering and the purchase of    shares by Genentech, we will have      outstanding shares of common stock based upon shares outstanding as of September 30, 2000, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after September 30, 2000. Of these shares, the      shares sold through the underwriters in this offering will be freely transferable without restriction under the Securities Act and the regulations promulgated thereunder assuming they are not held by our affiliates. If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price acceptable to us. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:

Date of Availability of Sale	Number of Shares
Upon the closing of this offering
180 days after the date of this prospectus
Periodically thereafter upon the expiration of one-year holding periods

Additionally, we intend to file one or more registration statements to register shares of common stock subject to outstanding stock options and common stock reserved for issuance under our stock option and employee stock purchase plans within 30 days after the closing of this offering. We expect these additional registration statements to become effective immediately upon filing.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively

As of the date of this prospectus, we cannot specify with certainty the amounts we will spend on particular uses from the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds but currently intends to use the net proceeds as described in the section "Use of Proceeds." The failure by our management to apply these funds effectively could affect our ability to continue to develop and market new product candidates.

Delaware and Washington law and our charter documents contain provisions that could discourage or prevent a potential takeover, even if the transaction would benefit our stockholders

Certain provisions of our certificate of incorporation and bylaws and the provisions of Delaware and Washington law could have the effect of delaying, deferring or preventing an acquisition of Seattle Genetics, even if an acquisition would be beneficial to our stockholders. These provisions include:

•
authorizing the board of directors to issue additional preferred stock;

•
prohibiting cumulative voting in the election of directors;

•
limiting the persons who may call special meetings of stockholders;

•
maintaining a classified board of directors;

•
prohibiting stockholder action by written consent; and

•
establishing advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted on by stockholders at stockholder meetings.

Please see "Description of Capital Stock" for a more complete description of these issues.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•
our product development programs;

•
our clinical development of potential drugs, clinical trials and the regulatory approval process;

•
our estimates for future revenues and profitability;

•
our estimates regarding our capital requirements and our needs for additional financing;

•
our selection and licensing of product candidates;

•
our ability to attract partners with acceptable development, regulatory and commercialization expertise;

•
the benefits to be derived from corporate collaborations, license agreements and other collaborative efforts, including those relating to the development and commercialization of our product candidates; and

•
sources of revenues and anticipated revenues, including contributions from corporate collaborations, license agreements and other collaborative efforts for the development and commercialization of products, and the continued viability and duration of those agreements and efforts.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

About This Prospectus

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of its delivery or of any sale of our common stock.

Use of Proceeds

We estimate our net proceeds from the sale of      shares of our common stock in this offering to be approximately $            million, or approximately $           million if the underwriters' over-allotment option is exercised in full, based on an assumed initial public offering price of $           per share and after deducting the estimated underwriting discounts and estimated offering expenses. This amount includes $2,000,000 received directly from Genentech for the purchase of      shares at the assumed initial public offering price. The underwriters will not receive any commissions or discounts for the shares purchased directly by Genentech.

We intend to use the net proceeds from this offering to fund preclinical research, clinical trials and commercialization activities for our product candidates and for other general corporate purposes, including capital expenditures and working capital to fund anticipated operating losses. We may also, when and if the opportunity arises, use a portion of the proceeds to acquire or invest in complimentary businesses, products or technologies. Pending such uses, we intend to invest such funds in a variety of interest-bearing instruments, consisting of U.S. government and agency securities, high-grade U.S. corporate bonds, municipal bonds, mortgage-backed securities, commercial paper and money market accounts.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

Capitalization

The following table summarizes our cash and cash equivalents and short term investments and our capitalization as of September 30, 2000:

•
on an actual basis;

•
on a pro forma basis reflecting conversion of all outstanding shares of our preferred stock on a one-for-one basis into shares of common stock upon the closing of this offering; and

•
on a pro forma as adjusted basis reflecting that conversion and the receipt of the net proceeds from the sale of      shares of common stock in this offering at an assumed initial public offering price of $      , excluding underwriting discounts and estimated offering expenses, and    shares of common stock to be purchased directly from us by Genentech at the assumed initial offering price.

The number of shares in the table below is based on the number of shares of common stock outstanding as of September 30, 2000 and excludes:

•
an aggregate of 685,000 shares subject to outstanding options as of September 30, 2000 at a weighted average exercise price of $0.17 per share under our 1998 stock option plan; and

•
an additional 829,605 shares reserved for issuance upon exercise of options that may be granted subsequent to September 30, 2000 under our 1998 stock option plan.

This table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the accompanying notes appearing elsewhere in this prospectus.

	September 30, 2000
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
In thousands, except share data
Cash, cash equivalents and short-term investments	$30,204	$30,204	$

Long-term debt	—	—		—
Mandatorily redeemable convertible preferred stock, $0.001 par value; 17,450,000 shares authorized, 17,387,072 shares issued and outstanding, actual; 5,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	$37,551	$—		—

Stockholders' equity (deficit):
Common stock $0.001 par value; 30,000,000 shares authorized, 4,318,895 shares issued and outstanding, actual; 30,000,000 shares authorized, 21,705,967 shares issued and outstanding, pro forma; and 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	5	22
Additional paid-in capital	8,775	46,309
Notes receivable from stockholders	(147)	(147)
Deferred stock compensation	(5,623)	(5,623)
Accumulated other comprehensive income	34	34
Accumulated deficit	(9,475)	(9,475)

Total stockholders' equity (deficit)	(6,431)	31,120

Total capitalization	$31,120	$31,120	$

See "Management—Stock Plans," "Certain Relationships and Related Transactions" and the Notes to Financial Statements.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value at September 30, 2000 was approximately $31.1 million, or $1.43 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all of our outstanding preferred stock into      shares of our common stock on a one-for-one basis. After giving effect to the issuance and sale of      shares of our common stock in this offering at an assumed initial public offering price of $      per share, after deducting the underwriting discounts and our estimated offering expenses, and after giving effect to the purchase by Genentech of    shares of common stock directly from us at the initial offering price, our pro forma as adjusted net tangible book value at September 30, 2000, would have been $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to our new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at September 30, 2000	$
Increase per share attributable to new investors
Pro forma as adjusted net tangible book value after the offering

Dilution per share to new investors		$

The following table summarizes on a pro forma as adjusted basis, as of September 30, 2000, the total number of shares of common stock outstanding and the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $           per share, after deducting the estimated underwriting discount and offering expenses we must pay:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100.0%			$100.0%		$

The above computations are based on the number of shares of common stock outstanding as of September 30, 2000 and exclude:

•
options to purchase 685,000 shares outstanding under our 1998 stock option plan with a weighted average price of $0.17 per share, and

•
829,605 shares reserved for issuance upon exercise of options that may be granted subsequent to September 30, 2000 under our 1998 stock option plan.

The issuance of common stock under this plan will result in further dilution to new investors. See "Management—Stock Option Plans," "Transactions With Executive Officers, Directors and Five Percent Stockholders" and the Notes to Financial Statements.

Selected Financial Data

The selected financial data set forth below should be read in conjunction with the financial statements and notes to our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus. The selected balance sheet data as of December 31, 1998 and 1999 and the selected statement of operations data for the years ended December 31, 1998 and 1999 have been derived from our audited financial statements appearing elsewhere in this prospectus. The selected balance sheet data as of September 30, 2000 and the selected statements of operations data for the period from inception (January 1, 1998) to September 30, 2000 and the nine months ended September 30, 1999 and 2000 have been derived from unaudited financial statements also appearing elsewhere in this prospectus. The unaudited financial statements have been prepared by us on a basis consistent with the audited financial statements appearing elsewhere in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such data. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of results to be expected for any subsequent period. |

					Cumulative from inception (January 1, 1998) to September 30, 2000
	Year Ended December 31,		Nine Months Ended September 30,
	1998	1999	1999	2000
			(unaudited)	(unaudited)	(unaudited)
In thousands, except share data
Statements of Operations Data:
Revenue	$ —	$ 1,000	$ 1,000	$ 83	$ 1,083

Expenses:
Research and development(1)	1,331	2,469	1,735	3,059	6,859
General and administrative(1)	671	859	637	1,077	2,607
Noncash stock-based compensation expense	347	726	500	1,447	2,520

Total operating expenses	2,349	4,054	2,872	5,583	11,986

Loss from operations	(2,349)	(3,054)	(1,872)	(5,500)	(10,903)
Investment income, net	243	236	150	1,460	1,939

Net loss	$(2,106)	$(2,818)	$(1,722)	$(4,040)	$(8,964)

Preferred stock deemed dividend and accretion	(5)	(6)	(5)	(499)

Net loss attributable to common stockholders	$(2,111)	$(2,824)	$(1,727)	$(4,539)

Basic and diluted net loss per share	$ (0.94)	$ (1.03)	$ (0.64)	$ (1.42)

Weighted-average shares used in computing basic and diluted net loss per share	2,235,997	2,749,212	2,684,730	3,190,685

Pro forma basic and diluted net loss per share		$ (0.28)		$ (0.20)

Weighted-average shares used in computing pro forma basic and diluted net loss per share		9,980,454		20,512,561

	December 31,
			September 30, 2000
	1998	1999
			(unaudited)
In thousands
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$4,865	$30,363	$30,204
Working capital	4,800	32,824	30,318
Total assets	5,231	33,363	31,538
Stockholders' equity (deficit)	(1,764)	(3,860)	(6,431)

(1)
Operating expenses exclude charges for non cash stock based compensation as follows:

					Cumulative from inception (January 1, 1998) to September 30, 2000
	Year Ended December 31,		Nine Months Ended September 30,
	1998	1999	1999	2000
			(unaudited)	(unaudited)	(unaudited)
In thousands
Research and development	$73	$393	$252	$400	$ 866
General and administrative	274	333	248	1,047	1,654

	$347	$726	$500	$1,447	$2,520

Management's Discussion and Analysis of Financial
Condition and Results of Operations

You should read the following discussion and analysis by our management of our financial condition and results of operations in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors."

Overview

We discover and develop monoclonal antibody, or mAb, based drugs to treat cancer and related diseases. Using our four mAb-based technologies and our expertise in the cancer area, we have assembled a portfolio of drug candidates targeted to many types of human cancers. We utilize our mAb-based technologies to increase the potency and efficacy of mAbs with specificity for cancer. We are currently testing our two most advanced product candidates, SGN-15 and SGN-10, in patients with breast, colon, prostate or other cancers. SGN-15 is in three phase II clinical trials in combination with the chemotherapy drug Taxotere. SGN-10 is in two phase I clinical trials, one as a single agent and the other in combination with Taxotere. We have five preclinical product candidates being developed to treat patients with solid tumors, melanoma or hematologic malignancies. One of our preclinical product candidates, SGN-14, is being developed by Genentech pursuant to a license agreement. In addition to providing us with the means to discover and develop mAb-based product candidates ourselves, our technologies allow us to partner with other companies also developing mAbs.

We commenced operations in 1998 with technologies, patents and material for clinical trials received through a licensing arrangement with Bristol-Myers Squibb. Since our formation, our operating activities have been primarily devoted to research and development of our mAb-based technologies, preclinical development and clinical trials for SGN-15, a mAb-drug conjugate, and SGN-10, a genetically engineered, single-chain immunotoxin.

Since our inception, we have incurred substantial losses. As of September 30, 2000, we had an accumulated deficit of $9.5 million. These losses and accumulated deficit have resulted primarily from the significant costs incurred in the development of our mAb-based technologies and clinical trial costs of SGN-15 and SGN-10 and, to a lesser extent, general and administrative costs. We expect that our losses will increase for the foreseeable future as we continue to expand our research, development and clinical trial activities and to build additional infrastructure.

We do not currently have any commercial products for sale. To date, we have generated revenues of $1.0 million from our license agreement with Genentech and $83,000 from a Small Business Innovative Research government grant. In the future, we expect our principal revenues to be from milestone payments and sponsored research fees under existing and possible future collaborative arrangements. Ultimately, we believe our revenue will consist chiefly of commercial product sales. Because a substantial portion of our revenues for the foreseeable future will depend on achieving development and clinical milestones, our results of operations may vary substantially from year to year and even quarter to quarter.

Our operating costs include research and development and general and administrative costs. To date, our research and development costs include expenses for drug discovery and research, preclinical development and clinical trial activities. Our general and administrative costs principally consist of salaries and benefit expenses and facilities related costs. We expect that both our research and development and general and administrative costs will increase in the foreseeable future as we continue to grow our business.

The deemed dividend for the nine months ended September 30, 2000 resulted from the issuance of Series B convertible preferred stock in April 2000 at prices less than the deemed fair market value at the date of issuance. Additionally, the accretion on convertible preferred stock represents the issuance costs of the Series A and Series B convertible preferred stock which is being amortized by periodic accretion charges. This preferred stock dividend and the accretion amounts increase the net loss attributable to common shareholders.

Stock-based compensation expenses for the years ended December 31, 1998 and 1999 and for the nine months ended September 30, 2000 resulted from stock options granted at exercise prices less than the deemed fair market value of the common stock on the date of grant to employees and consultants. We recorded total deferred stock-based compensation of $849,000 in 1998, $829,000 in 1999 and $6.4 million for the nine months ended September 30, 2000. Deferred stock-based compensation is being amortized to expense over the vesting periods of the underlying options, generally four years, by an accelerated method. Based on deferred stock-based compensation recorded as of September 30, 2000, we expect to record amortization for deferred stock-based compensation expense as follows: $955,000 for the remaining three months in 2000, $2.8 million in 2001, $1.4 million in 2002, $685,000 in 2003 and $228,000 in 2004. The amount of deferred compensation expected to be recorded in future periods may decrease if unvested options for which deferred stock-based compensation has been recorded are subsequently cancelled or may increase if future option grants are offered at exercise prices less than the fair market value of the common stock on the date of the grant. In addition, the amount of deferred compensation expense to be recorded in future periods for stock awards granted to non-employees will fluctuate based on the fair value of our common stock in future periods.

In view of our limited operating history, we believe that period to period comparisons of our operating results are not meaningful and you should not rely on them as indicative of our future performance.

Results of Operations

Nine Months Ended September 30, 2000 and 1999

Revenues.  Revenues in the nine months ended September 30, 2000 were $83,000, which represents revenue from a Small Business Innovative Research grant awarded to us for the study of mAb-based therapies. Revenues in the nine months ended September 30, 1999 were $1.0 million, representing revenue from a license agreement with Genentech effective June 1999.

Research and development expenses.  Research and development expenses, excluding stock-based compensation expense, in the nine months ended September 30, 2000 were $3.1 million, an increase of $1.3 million, or 76%, over the nine months ended September 30, 1999. This increase was principally due to higher personnel expenses, laboratory materials and supplies, facilities related costs and patent expenses. The number of research and development personnel increased to 32 at September 30, 2000 from 15 at September 30, 1999. We anticipate that research and development expenses will continue to grow in the foreseeable future as we expand our research, development and clinical trial activities.

General and administrative expenses.  General and administrative expenses, excluding stock-based compensation expense, in the nine months ended September 30, 2000 were $1.1 million, an increase of $440,000, or 69%, over the nine months ended September 30, 1999. This increase was due to higher expense levels supporting the general expansion of our operations. The number of general and administrative personnel increased to eight at September 30, 2000 from five at September 30, 1999. We anticipate that general and administrative expenses will increase in the foreseeable future as we expand our accounting and legal staff and incur additional costs related to becoming a public company, including an investor relations program, directors' and officers' insurance and external audit fees.

Noncash stock-based compensation expense.  Noncash stock-based compensation expense in the nine months ended September 30, 2000 was $1.4 million, an increase of $948,000, or 190%, over the nine months ended September 30, 1999. The increase is attributable to both increasing levels of stock option grants and the difference between the deemed fair market value as compared to the related exercise prices.

Investment income, net.  Investment income, net in the nine months ended September 30, 2000 was $1.5 million, an increase of $1.3 million, or 871%, over the nine months ended September 30, 1999. The increase was due primarily to higher average balances of cash, cash equivalents and short-term investments for the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999. This was a result of the investment of the proceeds from the sale of Series B convertible preferred stock in December 1999.

Net loss.  Net loss in the nine months ended September 30, 2000 was $4.0 million, an increase of $2.3 million, or 135%, from the nine months ended September 30, 1999 as a result of the factors mentioned above.

Year Ended December 31, 1999 and 1998

Revenues.  Revenues in 1999 were $1.0 million and were derived from a license agreement with Genentech effective June 1999. We had no revenue in 1998.

Research and development expenses.  Research and development expenses, excluding stock-based compensation expense, in 1999 were $2.5 million, an increase of $1.1 million, or 85%, over 1998. 1998 expenses included a licensing fee paid to Bristol-Myers Squibb, with no comparable amount paid in 1999. This increase in 1999 was principally due to higher personnel expenses, laboratory materials and supplies, facilities related costs and patent expenses. The number of research and development personnel increased to 16 at December 31, 1999 from 10 at December 31, 1998.

General and administrative expenses.  General and administrative expenses, excluding stock-based compensation expense, in 1999 were $859,000, an increase of $187,000, or 28%, over 1998. The increase was attributable to higher expense levels as we continued to grow our business. The number of general and administrative personnel increased to 5 at December 31, 1999 from 3 at December 31, 1998.

Noncash stock-based compensation expense.  Noncash stock-based compensation expense in 1999 was $726,000, an increase of $379,000, or 109% over 1998. The increase is attributable to both increasing levels of stock option grants and the difference between the deemed fair market value as compared to the related exercise prices.

Investment income, net.  Investment income, net in 1999 was $236,000, a decrease of $7,000, or 3%, over 1998. The decrease was attributable to lower average balances of cash and cash equivalents in 1999 compared to 1998.

Net loss.  Net loss in 1999 was $2.8 million, an increase of $711,000, or 34%, over 1998 as a result of the factors mentioned above.

Liquidity And Capital Resources

From inception through September 30, 2000, we have funded our operations with $37.5 million from private equity financings, $1.0 million from a license agreement with Genentech and $1.9 million of investment income, net. At September 30, 2000, cash, cash equivalents and short term investments totaled $30.2 million. Our cash reserves are held in a variety of interest-bearing instruments, consisting of U.S. government and agency securities, high-grade U.S. corporate bonds, municipal bonds, mortgage-backed securities, commercial paper and money market accounts.

Net cash used in operating activities for the nine months ended September 30, 2000 was $2.8 million and for the nine months ended September 30, 1999 was $1.3 million. Our net loss of $4.0 million for the nine months ended September 30, 2000 included non-cash charges of $1.5 million primarily related to amortization of deferred stock compensation and depreciation expense and decreases in working capital of $289,000. Cash used in operating activities in 1999 was $2.0 million compared with $1.7 million in 1998. Our net loss of $2.8 million in 1999 included non-cash charges of $848,000 related primarily to amortization of deferred stock compensation and depreciation expense. We expect cash used in operating activities to increase in the future as we fund our preclinical development, clinical trials and commercialization activities of our product candidates.

Net cash used in investing activities for the nine months ended September 30, 2000 was $26.7 million which included $26.1 million for purchases of short-term investments, net of proceeds from sale and maturities, as well as $566,000 for capital expenditures. Net cash used in investing activities in 1999 was $127,000 for capital expenditures. We expect that our level of capital expenditures will increase in the future as we build additional infrastructure.

Net cash provided by financing activities was $3.1 million for the nine months ended September 30, 2000 compared to $124,000 in the nine months ended September 30, 1999. Financing activities included the sale of additional Series B convertible preferred stock in the nine months ended September 30, 2000. Net cash provided by financing activities was $27.6 million in 1999 compared to $6.9 million in 1998. Financing activities included net proceeds of $6.9 million from the sale of Series A convertible preferred stock in 1998 and $27.6 million from the sale of Series B convertible preferred stock in 1999.

We expect to incur substantial costs as we continue to expand our research, preclinical development and clinical trials. We expect that the net proceeds from this offering, along with our existing cash and investment securities, milestone payments and research grants, will be sufficient to fund our operations for the next two years. However, during or after this period, if our capital resources are insufficient to meet our capital requirements and expenses, we would need to sell additional equity or debt securities or obtain credit arrangements. Additional financing may not be available on terms acceptable to us or at all. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. Our future capital needs will depend on many factors including receipt of payments from our collaborators, growth in our research and development activities, the progress associated with preclinical trials and the size, duration and number of clinical trials. Additional costs will be incurred through the expense of preparing, filing, maintaining and enforcing patent claims and other intellectual property rights, modifications in existing or the establishment of new collaboration and licensing arrangements, and clinical trial manufacturing costs.

Our plans include the development of selected internal projects to a point where they may be candidates for corporate collaborations. We will then choose between continuing to develop these projects ourselves or seeking to license them to collaborators. If we choose to develop and commercialize any internal development projects without the assistance of collaborators, the cost would be substantial and would require external financing.

We do not have committed external sources of funding and we cannot assure that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to, among other things:

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delay, reduce the scope of or eliminate one or more of our programs;

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obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies or product candidates that we would otherwise seek to develop ourselves; or

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license rights to technologies or lead agents on terms that are less favorable to us than might otherwise be available.

Disclosure About Market Risk

Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term debt securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. To minimize risk, we maintain our portfolio of cash, cash equivalents and short term investments in a variety of interest-bearing instruments including U.S. government and agency securities, high-grade U.S. corporate bonds, municipal bonds, mortgage-backed securities, commercial paper and money market funds. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Financial Instruments and for Hedging Activities, or SFAS 133, which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 is effective for fiscal years beginning after June 15, 2000 and is not anticipated to have an impact on our results of operations or financial condition when adopted as we hold no derivative financial instruments and do not currently engage in hedging activities.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, Revenue Recognition, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The adoption of SAB 101 did not have a material effect on our financial position or results of operation.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, or FIN No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of the Accounting Principles Board Opinion 25, or APB 25. Among other things, this interpretation clarifies the definition of "employee" for purposes of applying APB 25, "Accounting for Stock Issued to Employees," the criteria for determining whether a plan qualifies as a noncompensatory plan, and the accounting for an exchange of stock compensation awards in a business combination. This interpretation became effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of FIN No. 44 did not have a material impact on the Company's financial position or results of operations.

Business

Overview

We discover and develop monoclonal antibody, or mAb, based drugs to treat cancer and related diseases. We have four mAb-based technologies: engineered mAbs; mAb-drug conjugates; single-chain immunotoxins; and antibody-directed enzyme prodrug therapy, or ADEPT. Our technologies enable us to increase the potency and efficacy of mAbs that have specificity for cancer or related diseases but are not potent enough on their own. Using our expertise in cancer and mAb technologies, we have constructed a diverse portfolio of drug candidates targeted to many types of human cancer. Our four technologies provide us with the means to discover and develop mAb-based drug candidates internally as well as to partner our technology with other companies also developing mAbs.

We are testing our two most advanced drug candidates, SGN-15 and SGN-10, in patients with breast, colon, prostate or other solid tumor cancers. SGN-15 is a mAb-drug conjugate that binds to cancer cells and kills them by delivering the drug doxorubicin inside the cell. We are currently testing SGN-15 in three phase II clinical trials in combination with the chemotherapy drug Taxotere. SGN-10 is a single-chain immunotoxin that binds to cancer cells and kills them by delivering a protein toxin inside the cell. We are testing SGN-10 in two phase I clinical trials, one as a single agent and the other in combination with Taxotere. Aventis is co-funding two of the SGN-15 clinical trials and one SGN-10 clinical trial.

We also have five drug candidates in preclinical development for the treatment of patients with solid tumors, melanoma or hematologic malignancies, including multiple myeloma and lymphomas. SGN-14 is our humanized mAb targeted to the CD40 receptor, which we have licensed to Genentech for the development of therapies to treat patients with hematologic malignancies or other types of cancer. SGN-30 is our genetically engineered mAb targeted to the CD30 receptor, which we are developing for treatment of patients with lymphomas and other hematologic diseases. We are developing SGN-17/19, which utilizes our ADEPT technology, for treatment of patients with melanoma. We are developing two additional drug candidates that utilize our novel mAb-drug conjugate technology, specifically our novel linkers and our proprietary, high-potency cytotoxic drugs.

Monoclonal Antibodies as Therapeutics

Numerous mAbs have been approved for treatment of autoimmune disease, cancer and infectious disease, and represent an important area of novel therapeutic product development. Antibodies are protective proteins released by the immune system's B cells, a type of white blood cell, in response to the presence of a foreign substance in the body, such as a virus. B cells produce millions of different kinds of antibodies with slightly different shapes that enable them to bind to and thereby affect different targets. Antibodies of identical molecular structure that bind to the same target are called mAbs. Typically, mice have been used to produce mAbs to a wide variety of molecular targets, including targets to which the human body does not normally produce antibodies. In particular, many mouse mAbs have been developed as potential therapeutics to neutralize viruses, destroy cancer cells or inhibit immune function.

Although mouse mAbs are relatively easy to generate, they have significant drawbacks as therapeutics. Mouse mAbs have a relatively short half-life in human patients, requiring them to be administered frequently. Moreover, mouse mAbs are not adapted to work effectively with the human immune system and therefore often have limited ability to destroy the target, such as cancer cells. Most importantly, when injected into human patients, a mouse mAb is usually recognized by the body's immune system as being foreign. The immune system therefore responds by rapidly neutralizing the mouse mAb and rendering it ineffective for further therapy. These problems have largely prevented mouse mAbs from becoming therapeutics.

Recognizing the limitations of mouse mAbs, researchers have developed a number of approaches to make them appear more human-like to a patient's immune system. For example, improved forms of mouse mAbs,

referred to as "chimeric" and "humanized" antibodies, are genetically engineered and assembled from portions of mouse and human antibody fragments. Chimeric antibodies contain approximately 35% mouse sequences and humanized antibodies contain approximately 15% mouse sequences. Additionally, mAbs have also been prepared in fully human form. These technologies have enabled scientists to develop antibody products that can be administered to patients repeatedly over time, or on a chronic basis, with reduced adverse responses by the human immune system. Similarly, advances in mAb production technologies, such as high productivity fermentation and transgenic plants and animals, have enabled manufacturers to produce mAb-based products more cost-effectively. Because of these advances, a large number of mAbs are currently undergoing clinical and preclinical investigation. According to a survey conducted by the Pharmaceutical Research and Manufacturers of America, 74 out of 350, or 21% of all biotechnology medicines in clinical trials in 1998 were antibodies. The FDA has approved eight therapeutic antibodies, six of them in the last three years, with total sales in 1999 in excess of $1.3 billion.

Monoclonal Antibodies for Cancer Therapy

Cancer is the second leading cause of death in the United States, resulting in over 550,000 deaths annually. The National Cancer Advisory Board reports that more than 8 million people in the United States have cancer and they estimate that one in three Americans will develop cancer in their lifetimes. Approximately 1.2 million new cases of cancer are diagnosed each year in the United States. Although there are many commercially available products to treat various forms of cancer, most are not curative. Even small improvements in therapies represent precious time for patients dying from cancer, and for many patients, there are no meaningful therapies available.

Monoclonal antibodies have been tested for many years as cancer therapeutics. However, while some mAbs have significant antitumor activity as single agents, many are not potent enough on their own. Based on this limitation, much research has been done and two additional approaches to using mAbs as cancer therapies have emerged. First, it has been found that when mAbs are administered in combination with chemotherapy, the antitumor activity is greater than when either therapy is administered alone. Second, mAbs that are linked to cytotoxic, or cell-killing, payloads such as drugs or toxins can more effectively kill cancer cells than mAbs alone.

Generally speaking, there are four basic methods for using mAbs as cancer therapeutics. Each of the approaches described below capitalizes on a mAb's ability to precisely target selected molecules that are displayed in high density on the surface of cancer cells:

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Blocking Cell Activity—mAbs can be produced that bind to specific molecules on the cell surface known as receptors to prevent undesirable cell responses, such as proliferation of cancer cells;

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Activating Cell Activity—mAbs can be produced to bind to specific cell surface receptors in order to activate a desired cellular response which may include induction of cell death;

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Delivering Therapeutic Agents—mAbs can be used to deliver cytotoxic, or cell-killing, payloads, such as drugs, radioactive isotopes and toxins, specifically to cancer cells and tissues while minimizing effects on normal cells; and

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Delivering Enzymes—mAbs can be used to deliver enzymes to the surface of cancer cells that are able to convert nontoxic prodrugs into cytotoxic drugs within tumor tissue.

Approved Monoclonal Antibody Cancer Therapeutics

At the end of 1997, the first mAb for cancer therapy, Rituxan, was approved for the treatment of patients with relapsed or refractory, low-grade non-Hodgkin's lymphoma. Rituxan is genetically engineered as a chimeric mAb that binds to the CD20 receptor and is jointly marketed in North America by Genentech and IDEC Pharmaceuticals with sales estimated to exceed $400 million in 2000. Rituxan is also being evaluated for treatment in combination with chemotherapy.

Late in 1998, Herceptin, the second mAb for cancer therapy, was approved. Usable in approximately 25-30% of patients with breast cancer, Herceptin, engineered as a humanized mAb and marketed by Genentech, binds to the HER2 receptor. Although Herceptin is active as a single agent, it is more effective in combination with chemotherapy agents such as Taxol where responses are considerably better than could be obtained with either agent alone. Sales of Herceptin are expected to approach $300 million in 2000.

Early in 2000, the antibody-drug conjugate Mylotarg, the third mAb for cancer therapy, was approved for the treatment of relapsed acute myeloid leukemia. Unlike Rituxan and Herceptin that directly attack and kill cancer cells, Mylotarg binds to cell surface receptor CD33 on cancer cells and delivers a drug payload that enters into and kills the cells. Mylotarg is marketed by the Wyeth-Ayerst division of American Home Products.

Our Monoclonal Antibody Technologies

We focus on developing mAb-based therapeutics for the treatment of patients with cancer. Four distinct but related technologies form our core business and provide for the discovery and development of an array of unique mAb-based anti-cancer therapeutics. Most mAbs have the ability to bind to distinct molecules found on the surface of cells, making them desirable as drugs to treat cancer. However, most mAbs are not potent enough as single agents to effectively treat cancer. Our technologies enable us to increase the potency, and the efficacy, of mAbs with specificity for cancer or related diseases that are not potent enough on their own. These four technologies are:

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  engineered mAbs;

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  monoclonal antibody-drug conjugates;

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  single-chain immunotoxins; and

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  antibody-directed enzyme prodrug therapy, or ADEPT.

Engineered mAbs.  Engineered mAbs are monoclonal antibodies that have been genetically modified to reduce or remove their non-human sequences thereby lowering immune response and extending the potential for chronic use in therapy. Engineered mAbs can be effective in treating both hematologic malignancies and solid tumors on their own or in combination with chemotherapy. They have lower toxicity than chemotherapy and allow for multiple doses or cycles of therapy. We have several mAb candidates in development for treating patients suffering from hematologic malignancies, including SGN-14 targeted to the CD40 receptor and SGN-30 targeted to the CD30 receptor, both of which are currently in preclinical development.

Monoclonal Antibody-Drug Conjugates.  Monoclonal antibody-drug conjugates are composed of engineered mAbs that are linked to potent cytotoxic drugs. We generally select mAbs that bind to receptors that cause the conjugates to enter cells, or internalize. The environment inside the cell causes the cytotoxic drug to be released from the mAb, allowing it to have the desired cell killing effect. Until released in the cell, the cytotoxic drug is inactive, thereby sparing normal cells. In evaluating candidates for our mAb-drug conjugate program, we look for chimeric, humanized or human mAbs that bind strongly to and enter cancer cells and not most normal cells. An important component of these mAb-drug conjugates are the linkers that hold and then release the drugs from the mAbs. We have a variety of novel stable linkers and highly potent cytotoxic drugs that can be used with our own, as well as other companies' mAbs. Our lead mAb-drug conjugate, SGN-15, uses our linker technology to attach the cytotoxic drug doxorubicin to the mAb BR96. The BR96 mAb binds to a carbohydrate that is found in high density on many different cancer cells including breast, lung, colon, prostate, and ovarian. SGN-15 is currently in three phase II clinical trials in combination with Taxotere to treat patients with breast, colon or prostate cancer.

Single-Chain Immunotoxins.  Single-chain immunotoxins are comprised of the receptor binding portions of mAbs that internalize, combined with toxin components and genetically assembled into single molecules called mAb-toxin fusion proteins. Single-chain immunotoxins kill cells by inhibiting protein synthesis. Our single-chain immunotoxins are specific for solid tumors and hematologic malignancies. In addition, we have a novel ribosome-inactivating protein, Bryodin 1, that is only toxic upon entry to the inside of cells. SGN-10, our leading single-chain immunotoxin, is comprised of BR96 and the protein toxin Pseudomonas exotoxin A. SGN-10 is being evaluated in two phase I clinical trials in patients with breast, lung, colon, prostate, or ovarian cancers.

Antibody-Directed Enzyme Prodrug Therapy, or ADEPT.  ADEPT represents a novel approach to minimize drug exposure to normal tissues by using a genetically engineered mAb fused to an enzyme. This approach involves the combination of two non-cytotoxic agents to achieve potent antitumor activity while sparing normal tissue. With ADEPT technology, we select mAbs that do not internalize but remain bound to the cell surface, distinguishing this technology from our mAb-drug conjugate or single-chain immunotoxin technologies. In the first step, a mAb-enzyme fusion protein is administered that accumulates on solid tumor masses. The mAb-enzyme fusion protein converts subsequently administered inactive anti-cancer drug derivatives known as prodrugs releasing potent cytotoxic drugs locally that can penetrate into tumor masses and induce antitumor responses. These effects are significantly greater than those achievable by systemic cytotoxic drug administration due to the high drug concentrations that may be achieved within the tumor mass, thereby sparing normal tissue from chemotherapeutic damage. Our lead drug candidate, SGN-17/19, is in development for patients with metastatic melanoma. SGN-17/19 is composed of two agents, SGN-17, an antibody-enzyme fusion protein and SGN-19, a prodrug form of the active compound melphalan. We are conducting ongoing research focused on identifying human enzymes that can activate existing or novel prodrugs.

Our four technologies provide us with the ability to develop mAb-based drug candidates that show antitumor activity alone and direct drugs or toxins to the inside of tumor cells while minimizing the effects on normal tissue. In addition, our technology allows us to deliver enzymes to tumor cell surfaces that can activate non-toxic prodrugs into active drugs. These technologies allow us to rapidly convert a variety of our own mAbs and mAbs from third parties into drug candidates.

Our Strategy

Our objective is to use our expertise in mAbs and our novel technologies to develop our product pipeline and discover new product candidates for the treatment of cancer and related diseases. Our strategy includes initiatives to:

• Continue to Identify and Develop Novel Monoclonal Antibodies. In the post-genomic world, thousands of potential new targets are being discovered. Monoclonal antibodies that bind to these targets can be generated rapidly. We believe that mAbs will be one of the primary areas for therapeutic development for the foreseeable future, particularly as genomic research identifies new disease targets. We have focused on the research and development of mAbs since our inception and have successfully identified and obtained patents for several novel mAbs with potential therapeutic applications. We will continue to apply our expertise in mAbs and utilize our technologies to identify novel mAbs that bind to these new targets.

• Use Our Technologies to Increase Potency of Monoclonal Antibody Therapeutics. Monoclonal antibodies make excellent delivery vehicles since they bind specifically to cell surface targets. Our expertise and intellectual property rights to technology can be used to make these highly specific mAbs into drug candidates by improving the potency and efficacy of mAb-based therapeutics through our mAb-drug conjugate and antibody-directed enzyme prodrug therapy programs. We are also actively developing additional technologies in these programs for which we plan to file patent applications. Our technology provides us with an opportunity to develop our own product candidates, but also enables us to add significant value to mAbs and targets owned by other companies.

• Develop a Broad Portfolio of Products. We are developing multiple products for many potential indications simultaneously, thereby increasing our opportunities to identify successful drugs. Our drug candidates utilize multiple mechanisms of action and target a variety of different receptors expressed in several types of cancer cells.

• Acquire Attractive Drug Candidates. In addition to our own development efforts, we will continue to identify products and technologies to in-license. We believe that we are well positioned to continue to attract in-licensing and acquisition candidates as a result of our demonstrated expertise in mAbs. We have successfully in-licensed lead mAbs from academic groups as well as from other companies. While we expect that many new product candidates will arise from our internal research programs, we will continue to seek in-licensing opportunities to build our product candidate pipeline.

• Establish Strategic Collaborations. We intend to enter into corporate collaborations at various stages in the research and development process. We may seek a corporate collaborator prior to initiating phase II clinical trials or may choose to partner some products at a later stage in order to increase our potential downstream participation in product sales. We believe our collaboration strategy provides us with distinct advantages, including:

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  it builds on our fundamental strength in discovery and development of innovative mAb-based products and technologies;

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  it capitalizes on our corporate partners' strengths in product development, manufacturing and commercialization;

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  it enables us to develop a greater number of lead agents and programs than otherwise would be possible; and

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  it reduces our financing requirements.

Our Clinical and Preclinical Development Programs

We are developing mAb-based therapeutics for the treatment of cancer patients. Our research is focused on identifying and characterizing mAbs that bind to tumors. Our lead mAbs are genetically engineered to cause minimal adverse immune system responses. To augment the anti-tumor function of mAbs, we link drugs, toxins or enzymes to mAbs using our proprietary technologies. After testing our drug candidates in tumor cell culture systems, they are tested in appropriate animal models of human tumors and then clinically in cancer patients.

We currently have two product candidates in clinical development, SGN-15 in phase II trials and SGN-10 in phase I trials, and five product candidates in preclinical development, SGN-14, SGN-30, SGN 17/19, novel BR96 mAb-drug conjugate and novel SGN-30 mAb-drug conjugate. We are collaborating with Genentech for the development and commercialization of SGN-14. We are also actively engaged in research and discovery of new mAbs, targets, linker systems, high-potency cytotoxic agents and enzymes that can be incorporated into our development portfolio.

The following table summarizes the status of our product candidates currently in clinical trials:

Product Candidate	Technology	Disease/Indication	Development Stage	Specifics	Key Relationships
SGN-15	mAb-drug conjugate	Breast	Phase II	In combination with Taxotere	Co-funded by Aventis*
		Colon	Phase II	In combination with Taxotere	Co-funded by Aventis*
		Prostate	Phase II	In combination with Taxotere	—
		Lung	Phase II planned	In combination with Taxotere	—
		Ovarian	Phase II planned	In combination with Taxotere	—
SGN-10	Single-chain immunotoxin	Breast, lung, colon, pancreas, prostate and ovarian	Phase I	Single agent	—
		Breast, lung, colon, pancreas, prostate and ovarian	Phase I	In combination with Taxotere	Co-funded by Aventis*
*
Aventis, the manufacturer of Taxotere, is co-funding the clinical trials but has no rights to SGN-15 or SGN-10.

In addition, we have the following product candidates currently in preclinical and discovery stages:

Product Candidate	Technology	Disease/Indication	Development Stage	Target(s)	Key Relationships
SGN-14	Genetically-engineered mAb	Hematologic malignancies and other types of cancer	Preclinical	CD40	Genentech development and commercialization collaboration
SGN-30	Genetically-engineered mAb	Hematologic malignancies	Preclinical	CD30	ICOS manufacturing agreement
SGN 17/19	ADEPT	Melanoma	Preclinical	p97	—
Novel BR96 mAb-drug conjugate	mAb-drug conjugate	Carcinomas	Discovery	Lewis[y], Lewisy/Lewis[x]	Technology agreements with Applied Molecular Evolution and Genzyme Transgenics
Novel SGN-30 mAb-drug conjugate	mAb-drug conjugate	Hematologic malignancies	Discovery	CD30	—

Our Product Candidates

SGN-15

SGN-15 is our mAb-based drug candidate for treating breast, colon, prostate, lung and ovarian cancers. SGN-15 is a mAb-drug conjugate composed of the mAb BR96, genetically engineered as a chimeric antibody and chemically linked to the cytotoxic drug doxorubicin. BR96 binds to a Lewisy-related carbohydrate molecule that is expressed at high levels on many cancer cells, including those of the breast, lung, pancreas, ovary and prostate and on some normal cells in the gastrointestinal tract. SGN-15 works by binding to and entering the cell and then releasing its payload of doxorubicin inside the cell. This release is caused by an acidic environment inside the cell that does not exist outside the cell. Normally, doxorubicin is injected into the body and allowed to circulate throughout the body thereby affecting both cancer and normal tissues. In contrast, our method of targeted drug delivery to the inside of a cell allows for relative sparing of normal tissues from the adverse effects of doxorubicin.

Development Status and Clinical Data.  SGN-15 has been tested as a single agent in three phase I trials and two phase II trials. Based on data from these initial phase I and phase II trials that included 153 patients, SGN-15, as a single agent, localized to human tumors and has antitumor activity. However, the infrequency of this antitumor activity did not support further development as a single agent. Rather, our strategy with SGN-15 is to utilize it in combination with a chemotherapeutic agent.

In September 1999, we initiated a phase I/II trial to study SGN-15 in combination with Taxotere in patients with breast or colon cancer. The rationale for the trial is based on the outstanding antitumor activity of the taxane family of cytotoxics, their unique mechanism of action compared to SGN-15, pre-clinical data showing enhanced anti-tumor efficacy of SGN-15 and taxanes, and their non-overlapping toxicity profiles. In our breast cancer trial, we are enrolling patients that have already failed previous chemotherapy, which possibly may have included taxane therapy. In our colon cancer trial, we are enrolling patients that have failed front-line therapy, or the best available approved therapy, and have little or no alternatives for treatment. In September 2000, we completed the phase I component of the phase I/II SGN-15 trial and established a well-tolerated dose of SGN-15 in combination with Taxotere. We safely treated 16 patients and antitumor responses were observed. We initiated separate phase II trials in breast and colon cancer in October 2000 with 6 patients being placed in the trial during the first month. This trial is presently accruing patients at the University of Alabama, Birmingham Cancer Center, Georgetown University Medical Center in Washington, D.C., and the Georgia Cancer Specialists in Atlanta, Georgia. We plan to accrue a total of 30 patients in our phase II colon cancer trial and 45 patients in our phase II breast cancer trial. In order to achieve rapid marketing approval, our phase III development strategy is focused on designing trials for second-line therapy, or those therapies that are available after the front-line therapies have failed.

We recently initiated a third phase II trial in patients with hormone-refractory prostate cancer in combination with Taxotere, a commonly used chemotherapy for this disease. We have observed a synergistic antitumor effect in testing with SGN-15 and taxanes in preclinical prostate cancer models. Patients entering the trial will be placed into two groups of 100 patients each, those treated with the combination of SGN-15 and Taxotere and those treated with Taxotere alone. We plan to include as many as 15 sites in the U.S., with the Arizona Cancer Center being the lead site. The primary endpoints for the trial are a decrease in tumor size, or an objective antitumor response, a measurement of prostate serum antigen, or PSA, and a quality of life assessment. In phase III, we plan to compare SGN-15 and Taxotere to the standard of care for hormone refractory prostate cancer.

In 2001, we plan to initiate two additional phase II trials using the combination of SGN-15 and Taxotere. In the first trial, we plan to enroll patients with non-small cell lung cancer, which represents approximately 80% of all lung cancers. Response rates from approved front-line therapies in these patients are modest and no therapy is curative. In this trial, we plan to treat approximately 40 patients with the combination of SGN-15 and Taxotere and compare the data to approximately 20 patients that are treated with Taxotere alone. Taxotere is commonly used as a second-line therapy for lung cancer with a response rate of less than

10 percent. Our second trial is focused on patients with ovarian cancer. Taxotere is one of several cytotoxic drugs used as part of front-line and second-line therapeutic strategies for treating ovarian cancer. We plan to test the combination of SGN-15 and Taxotere in second-line treatment and in newly diagnosed patients, who have the most advanced stage of ovarian cancer.

SGN-10

SGN-10 is our genetically engineered single-chain immunotoxin in development for treating breast, colon, lung, pancreatic, ovarian and prostate cancers. Although therapies exist for all of these diseases, no curative treatment exists when the disease is in an advanced stage. SGN-10 is engineered to redirect the potent cell killing activity of the protein toxin Pseudomonas exotoxin A from its normal target to cancer cells by genetically deleting its natural binding ability and replacing it with the binding capability of our cancer-targeted mAb, BR96. BR96 binds to a Lewisy-related carbohydrate molecule that is expressed at high levels on many cancer cells, including those of the breast, lung, colon, pancreas, ovary and prostate and on some normal cells in the gastrointestinal tract.

Development Status and Clinical Data.  We are currently conducting a single-agent phase I trial in patients with advanced stage solid tumors. The trial, in which 52 patients have been treated to date, is being conducted at the University of Alabama at Birmingham, the Fox Chase Cancer Center in Philadelphia, Pennsylvania, and the University of Chicago Cancer Center. Our development strategy for SGN-10 as a single-agent is to identify appropriate disease targets and conduct disease specific phase II trials. Since we have observed that the majority of patients receiving SGN-10 develop an immune response three weeks after treatment has begun, thus limiting the number of effective doses they can receive, we are investigating strategies to limit the adverse immune response towards SGN-10. These include pre-treating patients with immunosuppressive agents prior to treating with SGN-10. We plan to test immunosuppressive agents that may prevent a specific immune response without inducing global immune suppression.

In July 2000, we initiated a second phase I trial of SGN-10 in combination with Taxotere to determine the optimal combination dose in patients with advanced stage solid tumors. Our strategy for this trial is to identify a safe combination dose of SGN-10 and Taxotere to utilize in phase II and other advanced trials. Currently, our trials are being conducted at Georgetown University Medical School in Washington, D.C., with other sites to be added at a later time.

Our Preclinical Development Program

We have two separate stages of preclinical development; the first stage involves extensive testing of drug candidates and the second stage involves preparation for clinical development. The initial preclinical stage is focused on the production and testing of drug candidates that we have identified in discovery. We generate material for preclinical testing using our small-scale production and purification capabilities. We then subject our drug candidates to a series of experimental tests that include tumor cell culture, antitumor efficacy in animal models of human cancer and safety trials in animals. Based on our knowledge of the mechanism of drug action and the interactions between drugs, we can test whether two drugs work well together or whether they inhibit the activity of each other. We are able to measure whether two drugs can synergize, or if their combined effect is greater than the sum of their individual effects. We can then compare new drug candidates versus existing therapies in animal models of many different cancer types, including solid tumors, melanomas and hematologic malignancies. From the collective information gathered from these preclinical trials, we can determine the effectiveness and safety of each drug candidate in animal models prior to considering trials in humans.

Our second preclinical development stage is focused on preparing drug candidates for clinical trials, including scale-up production for clinical-grade material and eventual commercialization. Our approach is to develop procedures for large-scale manufacturing and quality control of drug candidates prior to outsourcing or partnering. These standards are compiled in a technology transfer package provided to the selected contract GMP manufacturer or corporate partner.

SGN-14 and Related Products

We are collaborating with Genentech to develop a family of anti-cancer agents that target CD40. CD40 is a cell surface receptor that is expressed on a variety of hematologic malignancies such as multiple myeloma, non-Hodgkin's lymphoma and leukemias, certain solid tumors, most notably non-small cell lung, ovarian and bladder cancer, and Kaposi's sarcoma. Our lead anti-CD40 agent is humanized mAb SGN-14. Three single-chain immunotoxins, SGN-11, 12 and 18, and an antibody-drug conjugate, SGN-20, are also included in our alliance with Genentech.

SGN-30 and Novel SGN-30 Drug Conjugate

We are developing SGN-30, a genetically engineered mAb that targets CD30, for the treatment of hematologic malignancies. CD30 is a cell surface receptor expressed on a variety of hematologic malignancies including Hodgkin's disease, certain leukemias and lymphomas, and in certain immunologic disease indications. We have or are generating chimeric and humanized forms of SGN-30. SGN-30 induces direct anti-cancer activity as an engineered mAb. Preclinical trials show that SGN-30 has potent antitumor activity in animal models of human hematologic disease. We are also evaluating high potency mAb-drug conjugate forms of SGN-30 in preclinical models. The additional potency of mAb-drug conjugates may be useful in treating patients with the most advanced stages of these diseases. The therapeutic utility of SGN-30 and mAb-drug conjugate forms of SGN-30 are also being evaluated for use in treating immunologic diseases including multiple sclerosis and lupus.

SGN 17/19

SGN 17/19 is based on our ADEPT technology and is being developed for the treatment of melanoma. ADEPT is an approach to cancer therapy that involves the combination of two non-cytotoxic agents to achieve potent antitumor activity. SGN-17 is a mAb-enzyme fusion protein incorporating the binding site of the mAb L49 and a specific form of the enzyme ß-lactamase. L49 is known to bind to the p97 cell surface molecule, which is non-internalizing and associated with melanoma. p97 is also expressed on many ovarian, breast, and lung carcinomas, although at a lower level. The prodrug, SGN-19 is a form of the chemotherapeutic drug melphalan that has been inactivated through the addition of a chemical group that can be removed by the enzyme ß-lactamase. When SGN-17 is injected systemically, it accumulates on the tumor tissue and remains bound at the cell surface. Once SGN-17 has cleared from the circulation, SGN-19 is then administered systemically. SGN-19 is then converted to melphalan in the tumor tissue by the enzyme ß-lactamase bound to the surface of cancer cells, resulting in localized release of melphalan.

Novel BR96-Drug Conjugate

In preclinical tests, we have demonstrated enhanced efficacy and lower dose requirements for BR96-drug conjugates by improving the linker chemistry, which connects cytotoxic drugs to mAbs, and by using proprietary or patented drugs that are more potent than doxorubicin. Thus, as part of our mAb-drug conjugate program, we are working to identify second generation, high potency BR96-drug conjugates that have superior characteristics to that of SGN-15. Through a collaboration with Applied Molecular Evolution, we have also identified mutations in the antibody binding site that result in increased binding affinity and an increase in the number of tumors that are recognized. These mutations have been engineered into a humanized version of the antibody. We are collaborating with Genzyme Transgenics, Inc., to produce the engineered mAb in the milk of goats. We believe that large quantities of the recombinant protein could be produced at a reasonable cost using this approach.

Our Discovery Programs

We have discovery research programs directed towards identifying and developing new mAb-based products and technologies to treat cancer. Our discovery programs are currently focused on identifying novel targets, mAbs, mAb-drug conjugates, mAb-drug conjugate technologies and antibody-directed enzyme prodrug therapies.

New Targets and Monoclonal Antibodies

New Targets.  We utilize a variety of genomic tools and biologic assays to identify novel human targets for which we can generate specific new mAbs. In the post-genomic era in which vast amounts of DNA sequence information is available, the opportunity to identify novel target genes is more accessible than ever before. We focus on genes that are highly expressed in cancer and virally-infected tissue to identify molecules that are located on the surface of cancer cells that may serve as targets for mAbs. This may be in the form of mAb-drug conjugates as well as mAb-enzyme fusion proteins that can provide for selective prodrug activation within the tumor. In addition to internal discovery efforts, we have an active in-licensing program focused on novel cancer targets to which we generate new mAbs.

New Monoclonal Antibodies.  Using targets from either our internal discovery program or from in-licensing, we are establishing a system by which we can prepare and evaluate fully human mAbs that react selectively with cancer cells. We established a process whereby in-licensed mAbs can be developed into drug candidates. For example, we in-licensed SGN-14 and SGN-30 as mouse mAbs, and then engineered these mAbs to be used alone and/or with our payload technologies. SGN-14 and SGN-30 have been or are in the process of being engineered in chimeric and humanized forms. At present, we are evaluating additional opportunities with academic groups and other companies to in-license mouse and engineered mAbs in chimeric, humanized, or fully human forms.

Additionally, we have mAbs that bind to cancer cells and are being evaluated as therapeutic agents. These include mAb BR110 which binds strongly to carcinomas of the lung, colon, breast, and ovary. BR110 binds to the GA-733-1 molecule, a related family member to the target of Panorex which has shown efficacy in patients with colon carcinoma. Panorex is currently marketed in Germany, and is in phase III trials in the U.S. sponsored by Glaxo. BR110 has the ability to internalize cytotoxic drug payloads into tumor cells and can be utilized with our mAb-drug conjugate technology. We are also using the high-affinity forms of the BR96 mAb that react with the Lewisy-related and Lewisx-related molecules that are expressed on most solid tumor types. Specifically, new BR96 mAbs engineered in humanized form and the chimeric form of BR96 are being linked to high potency cytotoxic drugs to form mAb-drug conjugates. We have also identified mAbs that bind to ovarian cancer cells and are in early stages of evaluation.

Monoclonal Antibody-Drug Conjugate Program

We are engaged in the discovery and development of novel, high potency mAb-drug conjugates. The key elements for preparing highly effective drug conjugates are mAb specificity, drug potency and linker technology.

mAb-Specificity.  We use mAbs that strongly bind to cancer cells while minimally binding to normal tissues. For mAb-drug conjugates, we use mAbs that enter the cell after binding to its surface.

Drug Potency.  We have identified two different cytotoxic drug types with unique mechanisms of action that are each approximately 1000-fold more potent than doxorubicin, the cytotoxic drug component of SGN-15. One of these is a class of drug known as minor groove binders that bind to DNA and inhibit DNA replication, thereby killing cells. Our minor groove binders can be synthesized and conjugated to mAbs. We intend to draft patent applications to protect our novel minor groove binding cytotoxic drugs. This class of cytotoxic drug is not subject to pathways found in tumors that make them resistant to chemotherapeutic drugs. We are presently focused on the design and testing of potent minor groove binders that we believe will provide us with a proprietary position in this area. The mAb-drug conjugates formed from minor groove binders are highly active at clinically relevant doses.

Our second drug type is known as an anti-mitotic agent since it functions by inhibiting tumor cell division. Auristatin E, a highly potent, synthetic derivative of the natural product Dolastatin 10, has been found to have antitumor activity against human melanoma and lung carcinomas implanted in mice. The chemical structure of Auristatin E contains a chemical group making it available for conjugation to mAbs. Due to its properties and our ability to synthesize it, we believe Auristatin E represents a promising candidate for targeted delivery to cancer cells and may also be useful by itself as an antitumor or chemotherapy agent.

Linker Technology.  We have obtained rights to a series of proprietary, highly stable, peptide-based linkers with issued worldwide patents. Many of these peptide-based linkers are cleaved by specific enzymes called proteases that function inside cells. Importantly, once cleaved, the linkers are self-degrading so that the released drug is chemically unmodified and has full potency. Monoclonal antibody-drug conjugates using our linkers have been found to be highly effective antitumor agents with long-term stability in human plasma. We have developed several other linker technologies through internal research efforts. Our new linkers include those that allow drugs to be released when they enter the acidic environment within tumor cells, and by several different enzymes within cells. Currently, linkers are produced separately from the cytotoxic drug and mAb components of mAb-drug conjugates. To simplify production, we have developed linkers that are incorporated directly into the cytotoxic drug component.

Antibody-Directed Enzyme Prodrug Therapy; ADEPT

ADEPT is an approach to cancer therapy that involves the combination of two non-cytotoxic agents to achieve potent antitumor activity. First, we administer mAb-enzyme fusion proteins that can localize within solid tumor masses. These proteins remain bound to cell surface molecules, and activate subsequently administered inactive anti-cancer drug derivatives known as prodrugs. Upon activation, potent drugs are released that can penetrate into tumor masses and induce antitumor responses. The effects are significantly greater than those achievable by systemic cancer drug administration due to the high drug concentrations reached inside the tumor.

We have identified several enzyme prodrug combinations that lead to high levels of antitumor activity at well tolerated doses. These include recombinant ß-lactamase mAb-enzyme fusion proteins that activate prodrug forms of existing drugs, including melphalan, mitomycin C, paclitaxel and doxorubicin. We have an ongoing effort to develop human enzymes for prodrug activation, and have identified enzymes capable of activating the clinically approved drug CPT-11, which is used for the treatment of advanced colon cancer.

Single-Chain Immunotoxins

We have prepared a variety of single-chain immunotoxins targeted to molecules expressed on the surface of cancer cells. We have obtained rights to Bryodin 1, a patented ribosome-inactivating protein that is a preferred component compared to toxins currently used in the construction of single-chain immunotoxins. Bryodin 1 is especially useful due to its potency to kill once inside cells and its lack of toxicity to animals.

Corporate Collaborations

Part of our strategy is to establish corporate collaborations with pharmaceutical, biopharmaceutical and diagnostic companies. We plan to collaborate with others, both for the development and commercialization of our own drug candidates and for the potential improvement of collaborators' mAbs using our technologies. We focus our efforts on partnering our technologies at various stages in the research and development process. We target collaborators that have the expertise and capability to develop, manufacture, obtain regulatory approval for and commercialize our mAb-based products. In our corporate collaborations, we seek to cover our research and deve1opment expenses through research funding, milestone payments and option, technology or license fees. We also seek to retain significant downstream participation in product sales through either profit-sharing or product royalties paid on annual net sales.

Genentech

In June 1999, we licensed our CD40 agents, including SGN-14, SGN-18 and SGN-20, on an exclusive basis to Genentech and granted Genentech an option under specific circumstances to license SGN-11 and SGN-12. SGN-14 is currently in preclinical development for the treatment of patients with hematologic malignancies or other types of cancer. Our agreement with Genentech includes joint oversight of development. The business terms of this agreement include potential royalties of net sales as well as other payments of up to $45.0 million, including $41.0 million in potential milestone payments on the first product developed, and an equity investment. The agreement also provides for milestone payments of up to $20.0 million and future royalties on net sales of each additional product incorporating our technology. We believe that partnering with Genentech will optimize time to market by utilizing their existing development, manufacturing capabilities, marketing and sales force. As part of this agreement, we will sell       registered shares of common stock to Genentech directly from us in this offering at the initial public offering price.

Aventis Pharmaceuticals

Aventis co-funds three different clinical trials using two of our drug candidates, SGN-15 and SGN-10. In the SGN-15 program, which is being tested in combination with the widely used chemotherapeutic agent

Taxotere, Aventis is funding 50% of the clinical trial costs directly to the clinical sites and providing Taxotere drug product. The SGN-15 trials that are part of the Aventis co-funding agreement include a phase I/ II trial in breast and colon cancer patients for which the phase I was completed in September 2000 and two separate phase II trials in breast and colon cancers initiated in October 2000. As part of the SGN-10 program, Aventis is co-funding a phase I trial in patients including those with breast, colon, lung, prostate, ovarian or pancreatic cancer. In this setting, SGN-10 is being tested in combination with Taxotere to determine the appropriate dose and disease indication for later stage clinical testing. Aventis is paying for 50% of the clinical trial costs directly to the clinical centers as well as providing Taxotere drug product. Aventis does not obtain any rights or options to SGN-15 or SGN-10 under the co-funding agreement.

Bristol-Myers Squibb

We obtained the rights to some of our technologies and drug candidates through a license agreement with Bristol-Myers Squibb. Through this license, we secured rights to Bristol-Myers' mAb-based cancer targeting program, which includes rights to 24 different patents, eight mAbs, chemical linkers, a ribosome-inactivating protein and enabling technologies. Our license encompasses four technologies: engineered mAbs, mAb-drug conjugates, single-chain immunotoxins and antibody-directed enzyme prodrug therapies. Under this license agreement, we received GMP-produced and vialed material for two different mAb-based therapeutic agents, SGN-15 and SGN-10, which have entered clinical trials. Under the terms of the license agreement, we are required to pay royalties on net sales of future products incorporating the licensed technology.

A portion of the technology we have licensed from Bristol-Myers is derived through sublicenses of technology from the following third parties:

Enzon.  We have sublicensed rights to single-chain antigen binding molecules from Enzon, Inc. This technology is used in SGN-10. We have semi-exclusive rights to the Enzon technology, subject to the rights of several existing Enzon licensees, as well as our obligation to make biannual payments to maintain this semi-exclusivity through 2003. Under the terms of our sublicense with Enzon, we are required to make milestone payments and royalties on net sales of products incorporating technology sublicensed from Enzon.

Applied Molecular Evolution.  We have sublicensed exclusive rights to certain humanized forms of the BR96 antibody from Applied Molecular Evolution. Under the terms of our sublicense, we are required to make milestone payments and royalties on net sales of products incorporating technology sublicensed from Applied Molecular Evolution.

Genzyme Transgenics

We have agreed to collaborate with Genzyme Transgenics to determine clinical and commercial potential for a form of the humanized mAb BR96, hBR96-2. Under the terms of the agreement, Genzyme Transgenics will supply us with hBR96-2 and we will perform experiments to evaluate the material. If development is continued by us, we will use good faith efforts to negotiate with Genzyme Transgenics to enter into a supplier agreement for manufacturing of hBR96-2.

Other Licenses

We seek to obtain technologies that complement and expand our existing technology base. We have licensed and intend to continue to license product and marketing rights from selected research and academic institutions in order to capitalize on the capabilities and technology bases of these entities. Under these license agreements, we generally seek to obtain unrestricted sublicense rights. We are generally obligated under these agreements to pursue product development, make development milestone payments and pay royalties on any product sales.

Mabtech AB.  In June 1998, we obtained exclusive worldwide rights to a mAb that recognizes CD40 from Mabtech AB. Under the terms of our license with Mabtech, we are required to make a milestone payment and pay royalties on net sales of products incorporating technology licensed from Mabtech.

Arizona State University.  In February 2000, we entered into a license agreement with the Arizona State University covering the small molecular weight cytoxic agent Auristatin E, a synthetic derivative of the natural product Dolastatin 10. We intend to use Auristatin E as a component of new mAb-drug conjugates. We are also testing Auristatin E in preclinical models to determine whether it qualifies for single-agent clinical development. Under the terms of our license with Arizona State University, we are required to make milestone payments, annual maintenance fee payments and pay royalties on net sales of products incorporating technology sublicensed from Arizona State University.

University of Miami.  In September 1999, we entered into an exclusive license agreement with the University of Miami, Florida, covering an anti-CD30 mAb that is the basis for two new drug candidates targeted to hematologic malignancies and immunologic disease. Under the terms of our license with the University of Miami, we made an up-front payment and are required to make milestone payments, annual maintenance fee payments and pay royalties on net sales of products incorporating technology licensed from the University of Miami.

Creative Biomolecules.  In September 1998, we entered into a non-exclusive license agreement with Creative Biomolecules, Inc. for the rights to use SCA, or single-chain antibody, Technology. We are using this technology in SGN-10. Under the terms of this license agreement, we are required to make milestone payments, annual maintenance fee payments and pay royalties on net sales of products incorporating technology licensed from Creative Biomolecules.

ICOS Corporation.  In October 2000, we entered into a license agreement with ICOS Corporation for rights to use the CHEF expression system, a DNA sequence we intend to use to manufacture SGN-30. Under the terms of our agreement with ICOS, we are required to make milestone payments and pay royalties on net sales of products manufactured using the CHEF expression system.

Brookhaven Science Associates, LLC.  In January 1998, we entered into a non-exclusive license agreement with Brookhaven Science Associates, operator of Brookhaven National Laboratory, to secure the rights to use the T7 promoter, a DNA sequence we use to manufacture SGN-10. We are using this technology to manufacture SGN-10. Under the terms of this agreement, we are required to make annual maintenance fee payments and pay royalties on net sales of products manufactured using the T7 promoter.

Public Health Service.  In September 1998, we entered into a non-exclusive license agreement with the Public Health Service for the rights to use truncated forms of Pseudomonas exotoxin, one of which is a component of SGN-10. Under the terms of this agreement, we are required to make milestone payments and pay royalties on net sales of products incorporating technology licensed from the Public Health Service.

Genentech; Cabilly License.  In January 2000, we entered into a co-exclusive license with Genentech for rights to use chimeric antibodies targeted to Lewisy. We are currently using this technology in our product candidate SGN-15. We are performing collaborative research in lieu of an up-front cash payment, and are required to make milestone payments and must make minimum annual royalty payments beginning in 2003 under the terms of the license agreement.

Patents and Proprietary Technology

Our success will depend in large part on our and our licensors' abilities to:

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obtain patent and other proprietary protection for antigens, antibodies, adjuvants and delivery systems;

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defend patents once obtained;

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  preserve trade secrets; and

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operate without infringing the patents and proprietary rights of third parties.

We intend to seek appropriate patent protection for our proprietary technologies by filing patent applications in the United States and certain other countries. As of November 1, 2000, we owned or had licensed 24 issued United States patents, and three pending United States patent applications.

These patents and patent applications are directed to certain mAbs, drug candidates, linker technologies, mAb-drug conjugate technologies, immunotoxin technologies, mAb-enzyme and prodrug technologies and enabling technologies. Although we believe our patents and patent applications provide a competitive advantage, the patent positions of pharmaceutical and biopharmaceutical companies are highly uncertain and involve complex legal and factual questions. For example, there is substantial uncertainty regarding the potential for patent protection for gene fragments or genes without known function or correlation with specific diseases. We and our corporate collaborators or licensors may not be able to develop patentable products or processes. We and our corporate collaborators or licensors may not be able to obtain patents from pending patent applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us or our corporate collaborators.

Our or our corporate collaborators' current patents, or patents that issue on pending applications, may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us.

Patent applications in the United States have been maintained in secrecy until patents issue and patent applications in certain foreign countries generally are not published until many months or years after they are filed. Scientific and patent publication often occurs long after the date of the scientific developments disclosed in those publications. Accordingly, we cannot be certain that we or one of our corporate collaborators was the first to invent the subject matter covered by any patent application or that we or one of our corporate collaborators were the first to file a patent application for any such invention.

Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of third parties. A number of pharmaceutical companies, biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover technologies similar to the technologies owned, optioned by or licensed to us or our corporate collaborators. We cannot determine with certainty whether patents or patent applications of other parties may materially affect us or our corporate collaborators' ability to make, use or sell any products.

The existence of third-party patent applications and patents could significantly reduce the coverage of the patents owned, optioned by or licensed to us or our corporate collaborators and limit our or our corporate collaborators' ability to obtain meaningful patent protection. If patents containing competitive or conflicting claims are issued to third parties, we or our corporate collaborators may be enjoined from pursuing research, development or commercialization of products or may be required to obtain licenses, if available, to these patents or to develop or obtain alternative technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies to ours, our corporate collaborators or our licensors. If another party controls patents or patent applications covering our products, we and our corporate collaborators may not be able to obtain the rights we need to those patents or patent applications in order to commercialize our products.

Litigation may be necessary to enforce patents issued or licensed to us or our corporate collaborators or to determine the scope or validity of another party's proprietary rights. United States Patent Office interference proceedings may be necessary if we and another party both claim to have invented the same subject matter.

We could incur substantial costs if:

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litigation is required to defend against patent suits brought by third parties;

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  we participate in patent suits brought against or initiated by our corporate collaborators;

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we initiate similar suits; or

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we participate in an interference proceeding.

In addition, we or our corporate collaborators may not prevail in any of these actions or proceedings. An adverse outcome in litigation or an interference or other proceeding in a court or patent office could:

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subject us to significant liabilities;

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require disputed rights to be licensed from other parties; or

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require us or our corporate collaborators to cease using certain technology.

We also rely on trade secrets and proprietary know-how, especially when we does not believe that patent protection is appropriate or can be obtained. Our policy is to require each of our employees, consultants and advisors to execute a confidentiality and inventions agreement before beginning their employment, consulting or advisory relationship with us. These agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of their relationship with us except in limited circumstances. These agreements also generally provide that we shall own all inventions conceived by the individual in the course of rendering services to us.

We work with others in our research, development and commercialization activities. Disputes may arise about inventorship and corresponding rights in know-how and inventions resulting from the joint creation or use of intellectual property by us and our corporate partners, licensors, scientific collaborators and consultants. In addition, other parties may circumvent any proprietary protection we do have. As a result, we may not be able to maintain our proprietary position.

Government Regulation

Our products are subject to extensive regulation by numerous governmental authorities, principally the FDA, as well as numerous state and foreign agencies. We need to obtain clearance of our potential products by the FDA before we can begin marketing the products in the United States. Similar approvals are also required in other countries.

Product development and approval within this regulatory framework is uncertain, can take a number of years and requires the expenditure of substantial resources. The nature and extent of the governmental premarket review process for our potential products will vary, depending on the regulatory categorization of particular products. We believe that the FDA and comparable regulatory bodies in other countries will regulate mAb products and related pharmaceutical products as biologics. The necessary steps before a new biological product may be marketed in the United States ordinarily include:

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preclinical laboratory and animal tests;

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submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials may commence;

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completion of adequate and well controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

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the submission to the FDA of a biologics license application, or BLA; and

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FDA review and approval of the BLA prior to any commercial sale or shipment of the product.

Preclinical tests include laboratory evaluation of the product, as well as animal trials to assess the potential safety and efficacy of the product. Preclinical tests must be conducted by laboratories that comply with FDA regulations regarding good laboratory practices. The results of preclinical tests, together with manufacturing information, analytical data and proposed clinical trial protocols, are submitted to the FDA as part of an IND, which must become effective before the commencement of clinical trials. The IND will automatically become effective 30 days after receipt by the FDA unless the FDA indicates prior to the end of such 30-day period that the proposed protocol raises concerns that must be resolved to the satisfaction of the FDA before the trials may proceed. In such case, we cannot assure you that this resolution will be achieved in a timely fashion, if at all. In addition, the FDA may impose a clinical hold on an ongoing clinical trial if, for example, safety concerns arise, in which case the trial cannot recommence without FDA authorization under terms sanctioned by the agency.

Clinical trials involve the administration of the product to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with good clinical practices under protocols that detail the objectives of the trial, inclusion and exclusion criteria, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board at the institutions at which the trial will be conducted. The institutional review board will consider, among other things, ethical factors and the safety of human subjects. The institutional review board may require changes in a protocol, and there can be no assurance that the submission of an IND will enable a trial to be initiated or completed.

Clinical trials generally are conducted in three sequential phases that may overlap. In phase I, the initial introduction of the product into healthy human subjects or patients, the product is tested to assess safety, metabolism, pharmacokinetics and pharmacological actions associated with increasing doses. Phase II usually involves trials in a limited patient population to:

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determine the efficacy of the potential product for specific, targeted indications;

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determine dosage tolerance and optimum dosage; and

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further identify possible adverse reactions and safety risks.

If a compound is found to be effective and to have an acceptable safety profile in phase II evaluations, phase III trials are undertaken to evaluate further clinical efficacy in comparison to standard therapies, within a broader patient population, generally, at geographically dispersed clinical sites. Phase I, phase II or phase III testing may not be completed successfully within any specific period of time, if at all, with respect to any of our potential products. Furthermore, the FDA or an institutional review board or we may suspend a clinical trial at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of pharmaceutical development, preclinical trials and clinical trials are submitted to the FDA in the form of a BLA for approval of the manufacture, marketing and commercial shipment of the biological product. The testing and approval process is likely to require substantial time, effort and resources, and there can be no assurance that any approval will be granted on a timely basis, if at all. The FDA may deny a BLA if applicable regulatory criteria are not satisfied, require additional testing or information, or require postmarket testing and surveillance to monitor the safety or efficacy of the product. In addition, after marketing approval is granted, the FDA may require post-marketing clinical trials, which typically entail extensive patient monitoring and may result in restricted marketing of an approved product for an extended period of time.

Competition

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Many third parties compete with us in developing therapies to treat a variety of cancers including hematologic malignancies, carcinomas and melanoma. They include:

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pharmaceutical companies,

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biotechnology companies;

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academic institutions; and

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other research organizations.

Many of these competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approval and marketing than us. In addition, many of these competitors have become more active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our programs.

We are aware of specific companies that have competitive technology. These companies include the Wyeth-Ayerst division of American Home Products and Immunogen, both of which have mAb-drug conjugate technology. Wyeth-Ayerst markets the mAb-drug conjugate Mylotarg, for which they received approval in early 2000, for patients with acute myelogenous leukemia. While we are not developing lead agents for that exact disease, Wyeth may apply their technology to other mAbs that may compete with our lead agents. Immunogen has certain mAb-drug conjugates in development that compete with our lead agents in clinical trials and in preclinical development. Immunogen also has established partnerships with outside companies to allow them to utilize Immunogen's mAb-drug conjugate technology. These outside companies may compete with our lead agents in development. We believe that our technology in the mAb-drug conjugate area, specifically our stable linkers and highly potent, synthetically accessible cytotoxic drugs, compete favorably with the technologies that are in use at Wyeth and Immunogen.

We expect that competition among products approved for sale will be based, among other things, on efficacy, reliability, product safety, price and patent position. Our ability to compete effectively and develop products that can be manufactured cost-effectively and marketed successfully will depend on our ability to:

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advance our technology platforms;

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license additional technology;

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maintain a proprietary position in our technologies and products;

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obtain required government and other public and private approvals on a timely basis;

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attract and retain key personnel; and

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enter into corporate partnerships.

Manufacturing

We received pharmaceutical-grade SGN-15 and SGN-10 from Bristol-Myers Squibb for our previous and ongoing clinical trials. In addition, we have contracted with ICOS Corporation to develop cell lines expressing the SGN-30 product candidate and to manufacture preclinical and clinical supplies of SGN-30 that we believe will be sufficient through phase II clinical trials. We believe that our contract manufacturing relationship with ICOS, together with the existing product we received from Bristol-Myers Squibb, will be sufficient to accommodate clinical trials through phase II of our most advanced product candidates. However, we may need to obtain additional manufacturing arrangements, if available on commercially reasonable terms, or increase our own manufacturing capability to meet our future needs, both of which would require significant capital investment.

Facilities

Our headquarters are in Bothell, Washington, where we lease approximately 15,000 square feet of laboratory, discovery, research and development and general administration space. The lease for this facility expires in December 2001. We recently entered into a letter of intent for 48,000 square feet of space to be developed into mixed laboratory and office space in Bothell, Washington. If we successfully complete a lease agreement for this new facility, we would expect to complete a build-out in May 2001 and would relocate our headquarters to this new facility when it is available.

Legal Proceedings

We are not a party to any material legal proceedings.

Employees

As of November 15, 2000, we had 41 employees, 13 of whom hold degrees at the doctoral level. Of these employees, 33 are engaged in or directly support research, development and clinical activities and 8 are in administration and business development positions. Each of our employees has signed a confidentiality agreement and none are covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.

Management

Executive Officers and Other Key Employees, Directors and Scientific Advisors

The names and ages of our executive officers and other key employees, directors and scientific advisors as of September 30, 2000 are as follows:

Name	Age	Position(s)

Executive Officers and Other Key Employees and Directors
H. Perry Fell	43	Chief Executive Officer and Director
Clay B. Siegall	40	President, Chief Scientific Officer and Director
Tim J. Carroll	49	Chief Financial Officer
Amy P. Sing	41	Senior Director, Medical Affairs
Peter S. Senter	48	Senior Director, Chemistry
Alan F. Wahl	45	Senior Director, Biochemistry
Charles P. Waite, Jr. (1)(2)	45	Director, Chairman of the Board
Michael F. Powell (2)	46	Director
Karl Erik Hellström (1)	66	Director
Louis C. Bock (1)(2)	35	Director
Marc E. Lippman	55	Director and Scientific Advisor
Scientific Advisors
Albert F. LoBuglio	62	Scientific Advisor
Oliver Press	48	Scientific Advisor
(1)
Member of Compensation Committee

(2)
Member of Audit Committee

H. Perry Fell co-founded Seattle Genetics. Dr. Fell has served as our Chief Executive Officer and as one of our directors since our inception. Dr. Fell also served as our President from inception to June 2000. Prior to co-founding Seattle Genetics, Dr. Fell was with the Bristol-Myers Squibb Pharmaceutical Research Institute as a Research Scientist from June 1986 to April 1989 and Director of the Molecular Immunology Department from April 1989 to December 1997. Dr. Fell received an M.B.A. from the University of Washington, a Ph.D. in Immunology from the University of Texas Health Science Center at Dallas, Southwestern Medical School and a B.S. in Microbiology from the University of Texas at Arlington. Dr. Fell has authored 30 scientific papers and holds six patents.

Clay B. Siegall co-founded Seattle Genetics. Dr. Siegall has served as our Chief Scientific Officer and as one of our directors since our inception and as our President since June 2000. Dr. Siegall also served as our Executive Vice President from inception to June 2000. Prior to co-founding Seattle Genetics, Dr. Siegall was with the Bristol-Myers Squibb Pharmaceutical Research Institute as a Senior Research Investigator from February 1991 to January 1995 and as a Principal Scientist from January 1995 to December 1997. From February 1988 to February 1991, Dr. Siegall was a Staff Fellow/Biotechnology Fellow at the National Cancer Institute, National Institutes of Health. Dr. Siegall received a Ph.D. in Genetics from George Washington University and a B.S. in Zoology from the University of Maryland. Dr. Siegall has authored 63 scientific papers and holds seven patents. He serves on the Editorial Board of three scientific journals and is a member of the Scientific Board of Counselors for the Cancer Treatment Research Foundation. Dr. Siegall was given the Pierce Award in 1995 for his efforts in the field of targeted toxins.

Tim J. Carroll has served as our Chief Financial Officer since July 2000. Prior to joining us, Mr. Carroll was Chief Financial Officer of ARIS Corporation, a technology firm, from August 1999 to July 2000 and with its predecessor company, fine.com, an internet development company, from June 1998 to August 1999.

Mr. Carroll served as Vice President of Strategic Planning and Investor Relations for Multiple Zones International, a direct marketer of technology products, from April 1996 to May 1998. Mr. Carroll was Vice President of Financial Reporting and Investor Relations for the Hillhaven Corporation, now Vencor, a health care service firm, from January 1989 to April 1996. Mr. Carroll was a Senior Auditor with Deloitte & Touche, a national accounting firm, from December 1975 to January 1980. Mr. Carroll received his B.S. in Accounting from the University of Washington and is a certified public accountant.

Amy P. Sing has served as our Senior Director for Medical Affairs since June 2000. Previously, Dr. Sing served as our Medical Director from January 1999 to June 2000. Prior to joining Seattle Genetics, Dr. Sing served as Medical Director of Medical Affairs and Clinical Research at CellPro, Inc., a biotechnology firm, from May 1997 to December 1998. Before joining CellPro, she was a faculty member at the University of Washington and the Fred Hutchinson Cancer Research Center in Pediatrics and Pediatric Hematology/ Oncology from July 1994 to February 1997. Dr. Sing trained in Pediatric Hematology/Oncology at the Fred Hutchinson Cancer Research Center and the University of Washington from July 1990 to June 1994, and in Pediatrics at the Children's Hospital in Boston, MA from July 1987 to June 1990. She received an M.D. from Stanford University School of Medicine and a B.A. in Anthropology from Amherst College.

Peter S. Senter has served as our Senior Director of Chemistry since November 2000. Previously, Dr. Senter served as our Director of Chemistry from August 1998 to November 2000. Dr. Senter was Director of Chemistry at Cytokine Networks, Inc., a biotechnology company, from November 1997 to August 1998 and Senior Principal Scientist at Bristol-Myers Squibb Pharmaceutical Research Institute from July 1985 to November 1997. Dr. Senter received a Ph.D. in Chemistry from the University of Illinois and an A.B. in Biochemistry from the University of California. He is the Associate Editor of Bioconjugate Chemistry and serves on the editorial board of four scientific journals. Dr. Senter has authorized 65 scientific publications and holds twelve patents.

Alan F. Wahl has served as our Senior Director of Biochemistry since November 2000. Previously, he served as our Director of Biochemistry from May 1998 to November 2000. Dr. Wahl was a Principal Scientist with Zymogenetics, Inc., a biotechnology company, from December 1997 to May 1998 and a Principal Scientist Group Leader at the Bristol-Myers Squibb Pharmaceutical Research Institute from July 1989 to November 1997. He received his post-doctoral training at Stanford University School of Medicine from January 1986 to June 1989. Dr. Wahl received a Ph.D. and M.S. in Biochemistry from the University of Rochester and a B.S. in Biology from the Rochester Institute of Technology.

Charles P. Waite, Jr. has served as a director and our Chairman of the Board since April 1998. Mr. Waite has been a General Partner of OVP Venture Partners, formerly Olympic Venture Partners, since 1987. In addition to Seattle Genetics, Mr. Waite serves on the boards of Rosetta Inpharmatics, a bioinformatics software company; SignalSoft Corporation, a wireless location services provider; Verity, a software solution provider; Watchguard Technologies, an internet security service provider; and Loudeye Technologies, an internet media infrastructure service provider. Mr. Waite received his A.B. in History from Kenyon College and his M.B.A. from Harvard University.

Michael F. Powell has served as one of our directors since April 1998. Dr. Powell has served as Managing Director of Sofinnova Venture Partners IV since 1998. Previously, he was a Group Leader at Genentech from December 1990 to June 1997 and Director of Product Development for Cytel Corporation, a biotechnology firm, from September 1987 to December 1990. He is an Adjunct Professor at the University of Kansas and an editorial board member of several pharmaceutical journals. Dr. Powell received his Ph.D. in Chemistry from the University of Toronto in 1981 and was a postdoctoral fellow in Bio-Organic Chemistry at the University of California. In 1993, Dr. Powell was honored as a Fellow by the American Association of Pharmaceutical Scientists. Dr. Powell is the author of nearly 100 publications and books, including a treatise on vaccine design.

Karl Erik Hellström has served as one of our directors since April 1998. Dr. Hellström has been a principal investigator at the Pacific Northwest Research Institute since 1998. Dr. Hellström previously served as Vice President of Oncology Drug Discovery and Vice President of Immunotherapeutics at the Bristol-Myers Squibb Pharmaceutical Research Institute from October 1983 to September 1997. From August 1975 to September 1983, he was Head of the Tumor Immunology Program at the Fred Hutchinson Cancer Research Center after serving as Professor of Pathology at the University of Washington Medical School starting in September 1966 and where he continues to retain an Affiliate Professorship. Dr. Hellström received his M.D. and Ph.D. degrees in tumor biology/immunogenetics from the Karolinska Institute in Stockholm, Sweden. He has published over 450 scientific papers and has received several awards, including the Yearly Award from the American Cancer Society.

Louis C. Bock has served as a director of Seattle Genetics since January 1999. Mr. Bock is a Managing Director of BAVP, LP, a general partner of BAVenture Partners VI, LLC. Mr. Bock joined BAVP, LP in September 1997 from Gilead Sciences, a biopharmaceutical company, where he held positions in research, project management, business development and sales from September 1989 to September 1997. Prior to Gilead, Mr. Bock was a research associate at Genentech from November 1987 to September 1989. He holds a B.S. in Biology from California State University, Chico and an M.B.A. from California State University, San Francisco.

Marc E. Lippman has served as one of our directors since June 2000 and a member of our Scientific Advisory Board since June 1998. Effective February 2001 Dr. Lippman will become the John G. Searle Professor and Chairman of the Department of Internal Medicine at the University of Michigan School of Medicine. Presently, Dr. Lippman is the Director of the Lombardi Cancer Research Center since July 1988, and Professor and Chairman of the Department of Oncology since July 1999 and Professor of Medicine at Georgetown University Medical School in Washington, D.C. since July 1988. Since July 1995, he has served as Chief of the Division of Hematology-Oncology at Georgetown University Medical School. He was previously Head of the Medical Breast Cancer Section of the Medicine Branch of the National Cancer Institute from July 1976 to July 1988. Dr. Lippman has authored over 500 publications and one of the standard texts on breast cancer. He serves as chair of the Scientific Advisory Board for the Perseus-Soros Fund and is a director of Raven Biotechnology. Dr. Lippman received his B.A., magna cum laude, from Cornell in 1964 and his M.D. from Yale where he was elected to Alpha Omega Alpha in 1968.

Scientific Advisors

We have consulting arrangements with scientists who serve as our advisors. We chose our advisors for their expertise in fields that are important to the research and development of our products. We generally compensate our scientific advisors for their services with a combination of cash payments and stock options. We are supporting research projects in the laboratories of some of our scientific advisors and we intend to continue to support these and similar projects. We also provide additional compensation to some of our scientific advisors for their participation in these collaborations.

Our scientific advisors presently include the following persons:

Albert F. LoBuglio, M.D. has served as a member of our Scientific Advisory Board since June 1998. Dr. LoBuglio, a medical oncologist, has been the Director of the Comprehensive Cancer Center at the University of Alabama, Birmingham since 1983. From July 1990 to June 1994 and July 1996 to June 2000, he served as a member of the Board of Scientific Councilors at the National Cancer Institute. He also serves as a scientific advisory board member for BioCryst Pharmaceuticals, Inc.; Eos Biotechnology; Abgenix, Inc.; IDEC Pharmaceuticals, Corp.; Enzon, Inc.; Glaxo-Wellcome, Inc.; and Serologicals Corporation. Dr. LoBuglio attended Canisius College from September 1955 to June 1962 and received his M.D. from Georgetown University School of Medicine in June 1962. He received his training in Internal Medicine at the University of Pittsburgh from July 1962 to June 1965 and Hematology/Oncology training at the Harvard-Thorndike Memorial Laboratories from July 1965 to June 1967.

Oliver Press, M.D. has served as a member of our Scientific Advisory Board since June 1998. Dr. Press is a Professor of Medicine in the Division of Medical Oncology at the University of Washington, an Adjunct Professor in Biological Structure at the University of Washington, and a Member of the Fred Hutchinson Cancer Research Center. He is the Acting Program Director for the High Dose Chemotherapy Service at the University of Washington Medical Center and an Associate Director of the Medical Scientist Training Program. He has published over 120 scientific articles and currently is the principal investigator on several national protocols for treatment of B cell lymphomas and Hodgkin's disease. Dr. Press received a B.S. in Biology from Stanford University in 1973, a Ph.D. in Biological Structure from the University of Washington in 1977 and an M.D. from the University of Washington in 1979. Dr. Press performed an internship and residency in Internal Medicine at Massachusetts General Hospital from June 1979 to June 1982 and served as an instructor at Harvard Medical School from June 1979 to June 1982. Dr. Press subsequently served as the Medical Chief Resident at the University of Washington from June 1982 to June 1983 and as an oncology fellow at the Fred Hutchinson Cancer Research Center and the University of Washington from July 1983 to July 1985.

Board Composition

Our bylaws currently provide for a board of directors consisting of eight members. Pursuant to the terms of a stockholders' voting agreement that we entered with certain of our stockholders in connection with the sale of our shares of preferred stock, Messrs. Waite, Powell, Hellström, Bock, Fell and Siegall were elected to our board of directors. This agreement will terminate by its terms upon the closing of this offering and the terms of office of the board of directors will be divided into three classes upon the closing of this offering. As a result, a portion of our board of directors will be elected each year. The division of the three classes, the initial directors and their respective election dates are as follows:

•
the class 1 directors will be Messrs. Powell, Bock and Hellström, and their term will expire at the annual meeting of stockholders to be held in 2002;

•
the class 2 directors will be Messrs. Siegall and Waite, and their term will expire at the annual meeting of the stockholders to be held in 2003; and

•
the class 3 directors will be Messrs. Fell and Lippman, and their term will expire at the annual meeting of stockholders to be held in 2004.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms are to expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Board Compensation

Except for reimbursement for reasonable travel expenses relating to attendance at board of directors meetings, directors are not compensated for their services as directors. Under our 1998 stock option plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors or any other administrator of the plan. In addition, following the closing of this offering, directors will be participating in the 2000 Director Stock Option Plan. See "Benefit Plans."

Board Committees

In April 2000, the board of directors established the Compensation Committee. The Compensation Committee recommends compensation for personnel to the Board and administers our stock plans. The

Compensation Committee currently consists of Messrs. Waite, our Chairman of the Board, Bock and Hellström.

In June 2000, the board of directors established the Audit Committee. The Audit Committee reviews the results and scope of the audit and other services provided by our independent auditors. The Audit Committee currently consists of Messrs. Waite, our Chairman of the Board, Bock and Powell.

Executive Compensation

The following table provides summary information concerning the compensation received for services rendered during the fiscal year ended December 31, 1999 by our Chief Executive Officer and our next most highly compensated executive officers and our next most highly compensated employee who would have been included if he had been executive officer, each of whose aggregate compensation during our last fiscal year exceeded $100,000. Compensation received by Tim J. Carroll, our Chief Financial Officer, is not included because he did not join us until July 2000.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	Other	Securities Underlying Options(#)	All Other Compensation($)
H. Perry Fell Chief Executive Officer	1999	155,000	25,000	—	—	—
Clay B. Siegall President and Chief Scientific Officer	1999	155,000	25,000	—	—	—
Amy P. Sing Senior Director, Medical Affairs	1999	150,000	3,979	—	125,000	—
Peter S. Senter Senior Director, Chemistry	1999	106,925	1,248	—	75,000	—

Option Grants in Fiscal 1999

The following table outlines information regarding stock options granted to our named officers in 1999. Amounts in the following table under potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. For purposes of this analysis, the SEC mandates the use of 5% and 10% assumed annual rates of compounded stock price appreciation and these rates do not represent an estimate or projection of our future common stock prices. The amounts under potential realizable value represent assumed rates of appreciation in the value of our common stock from the assumed initial public offering price of $      per share. Actual gains, if any, of stock options

exercises will depend on future performance of our common stock and overall stock market conditions. We may not achieve the amounts reflected in the following table.

Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Individual Grants
Number of Shares of Common Stock Underlying Options Granted
Percent of Total Options Granted to Employees in 1999
Exercise Price Per Share($)
Expiration Date
Name					5%($)	10%($)
H. Perry Fell	—	—	—	—	—	—
Clay B. Siegall	—	—	—	—	—	—
Tim J. Carroll	—	—	—	—	—	—
Amy P. Sing	125,000	39.0	0.10	01/17/09
Peter S. Senter	—	—	—	—	—	—

In 1999, we granted options to purchase an aggregate of 323,000 shares to employees, directors and consultants under our 1998 stock option plan at an exercise price determined in good faith by our board of directors based on our board's estimate of fair value on the date of grant.

Option Values at December 31, 1999

The following table presents the number and value of securities underlying unexercised options that are held by each of our named officers as of December 31, 1999. No shares were acquired upon the exercise of stock options by these individuals during the year ended December 31, 1999.

Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 1999" are based on the assumed initial public offering price of $      per share, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

	Number of Securities Underlying Unexercised Options at December 31, 1999		Value of Unexercised In-the-Money Options at December 31, 1999
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
H. Perry Fell	—	—	—	—
Clay B. Siegall	—	—	—	—
Tim S. Carroll	—	—	—	—
Amy P. Sing	125,000	0
Peter S. Senter	25,000	50,000

Benefit Plans

1998 Stock Option Plan

Our 1998 stock option plan provides for the grant of incentive stock options to employees (including employee directors) and nonstatutory stock options to employees, directors and consultants. The purposes of the 1998 stock option plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business. Our board of directors originally adopted and our stockholders approved the 1998 stock option plan in December 1997. The 1998 stock option plan was amended in December 1999 by our board of directors and stockholders to increase the number of reserved shares to 2,130,000 shares. The 1998 stock option plan, as amended, reserved 2,130,000 shares. The 1998 stock option plan was further amended by the board of directors in

November 2000 to increase the number of reserved shares to a total of 4,400,000 shares and to provide for, among other things, an automatic annual increase on the first day of each of our fiscal years beginning in 2002 and ending in 2008 equal to the lesser of:

•
1,200,000 shares;

•
4% of our outstanding common stock as of the last day of the immediately preceding fiscal year; or

•
such lesser number as the board of directors determines.

This amendment to the 1998 stock option plan will be submitted to our stockholders for approval prior to the completion of this offering. Unless terminated earlier by the board of directors, the 1998 stock option plan shall terminate in December 2008.

As of September 30, 2000, options to purchase 685,000 shares of common stock were outstanding at a weighted average exercise price of $0.17 per share, 530,417 shares had been issued upon early exercise subject to our right to repurchase pursuant to restricted stock purchase agreements, 32,895 shares had been issued upon exercise of outstanding vested options and 829,605 shares remained available for future grant.

The 1998 stock option plan may be administered by the board of directors or a committee appointed by the board of directors. The administrator determines the terms of options granted under the 1998 stock option plan, including the number of shares subject to the option, exercise price, term and exercisability. In no event, however, may an employee receive awards for more than 1,000,000 shares under the 1998 stock option plan in any fiscal year. Incentive stock options granted under the 1998 stock option plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant and at least 110% of such fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of our stock. Prior to this offering, nonstatutory stock options granted under the 1998 stock option plan were required to have an exercise price of at least 85% of the fair market value of the common stock on the date of grant and at least 110% of such fair market value in the case of an optionee who holds more then 10% of the total voting power of all classes of our stock. After the date of this offering, the exercise price of nonstatutory stock options will no longer be subject to these restrictions, although nonstatutory stock options granted to our Chief Executive Officer and our four other most highly compensated officers will generally equal at least 100% of the grant date fair market value if we intend to have options to those individuals will qualify as performance-based compensation under applicable tax law. Payment of the exercise price may be made in cash or such other consideration as determined by the administrator.

The administrator determines the term of options, which may not exceed ten years or five years in the case of an incentive stock option granted to a holder of more than 10% of the total voting power of all classes of our stock. Generally, an option granted under the 1998 stock option plan is non-transferable other than by will or the laws of descent or distribution and may be exercised during the lifetime of the optionee only by such optionee. However, the administrator may, in its discretion, provide for the limited transferability of nonstatutory stock options granted under the 1998 stock option plan under certain circumstances. The administrator determines when options become exercisable. Options granted under the 1998 stock option plan generally must be exercised within three months after termination of the optionee's status as an employee, director or consultant of Seattle Genetics, within six months if such termination is due to the death of the optionee, or within twelve months if such termination is due to the disability of the optionee, but in no event later than the expiration of the option's term. Options granted under the 1998 stock option plan generally vest over a four year period at a rate of 25% of the total number of shares subject to the option twelve months after the date of grant with the remaining shares vesting in equal monthly installments thereafter.

If we are acquired by another corporation in a transaction in which options outstanding under the 1998 stock option plan are not assumed or replaced with substitute options by our acquiror, then our outstanding options shall terminate upon consummation of the acquisition. Outstanding awards, as well as the number of shares remaining available for issuance under the plan, the automatic annual increase in shares and the annual employee grant limitation, will adjust in the event of a stock split, stock dividend or other similar change in our capital stock. The board of directors has the authority to amend or terminate the 1998 stock option plan provided that no action that impairs the rights of any holder of an outstanding option may be taken without the holder's consent. In addition, we will obtain stockholder approval for any plan amendments to the extent required by applicable law.

2000 Employee Stock Purchase Plan

Our 2000 employee stock purchase plan was adopted by the board of directors in November 2000 and will be submitted for approval by our stockholders prior to completion of this offering. A total of 300,000 shares of common stock has been reserved for issuance under the 2000 purchase plan, none of which have been issued as of the date of this offering. The number of shares reserved for issuance under the 2000 purchase plan will be subject to an automatic annual increase on the first day of each of our fiscal years beginning in 2002 and ending in 2010 that is equal to the lesser of:

•
300,000 shares;

•
1% of our outstanding common stock on the last day of the immediately preceding fiscal year;

•
or such lesser number of shares as the board of directors determines.

The 2000 purchase plan becomes effective upon the date of this offering. Unless terminated earlier by the board of directors, the 2000 purchase plan shall terminate in 2010.

The 2000 purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be implemented by a series of offering periods of approximately 24 months' duration, with new offering periods (other than the first offering period) commencing generally on February 1 and August 1 of each year. Each offering period will consist of consecutive purchase periods of approximately six months' duration. At the end of each purchase period an automatic purchase will be made for participants. The initial offering period is expected to commence on the date of this offering and end on January 31, 2003; the initial purchase period is expected to begin on the date of this offering and end on July 31, 2001. Each eligible employee will be granted an option on the effective date of this offering to purchase shares in the initial offering period in an amount equal to the maximum number of shares that an individual can purchase under the terms of the 2000 purchase plan.

The 2000 purchase plan will be administered by the board of directors or by a committee appointed by the board. Our employees (including officers and employee directors), or employees of any majority-owned subsidiary designated by the board, are eligible to participate in the 2000 purchase plan if they are employed by us or any such subsidiary for at least 20 hours per week and more than five months per year. The 2000 purchase plan permits eligible employees to purchase common stock through payroll deductions, which in any event may not exceed 20% of an employee's eligible cash compensation. The purchase price is equal to the lower of 85% of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. Employees may end their participation in the 2000 purchase plan at any time during an offering period, and participation ends automatically on termination of employment.

An employee cannot be granted an option under the 2000 purchase plan if immediately after the grant such employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or stock of our subsidiaries, or if such option would permit an employee's rights to purchase stock under the 2000 purchase plan at a rate that exceeds $25,000 of fair market value of such stock for each calendar year in which the option is outstanding. In addition, no employee may purchase more than 2,000 shares of common stock under the 2000 purchase plan in any one purchase period.

If we merge or consolidate with or into another corporation or sell all or substantially all of our assets, each right to purchase stock under the 2000 purchase plan will be assumed or an equivalent right substituted by the successor corporation, However, the board of directors will shorten any ongoing offering period so that employees' rights to purchase stock under the 2000 purchase plan are exercised prior to the transaction in the event that the successor corporation refuses to assume each purchase right or to substitute an equivalent right. Outstanding options will be adjusted if we effect a stock split, stock dividend or similar change in our capital structure. The board of directors has the power to amend or terminate the 2000 purchase plan and to change or terminate an offering period as long a such action does not adversely affect any outstanding rights to purchase stock thereunder. However, the board of directors may amend or terminate the 2000 purchase plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges.

2000 Directors' Stock Option Plan

The 2000 directors' stock option plan was adopted by the board of directors in November 2000 and will be submitted for approval by our stockholders prior to completion of this offering. It will become effective upon the date of this offering. A total of 400,000 shares of common stock have been reserved for issuance under the 2000 directors' plan, all of which remain available for future grants. The directors' plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the board of directors. To the extend they arise, it is expected that conflicts of interest will be addressed by abstention of any interested director from both deliberations and voting regarding matters in which such director has a personal interest. Unless terminated earlier by the board of directors, the directors' plan will terminate in 2010.

The directors' plan provides that each person who is a non-employee director on the date of this offering and who has not previously been granted a stock option by the Company, will be granted a nonstatutory stock option to purchase 25,000 shares of common stock on the date of this offering. The plan further provides that each person who becomes a non-employee director after the completion of this offering will be granted a nonstatutory stock option to purchase 25,000 shares of common stock on the date on which such individual first becomes a member of our board of directors. Each initial option shall vest at the rate of 25% of the total number of shares subject to such option twelve months after the date of grant with the remaining shares vesting thereafter in equal monthly installments. Thereafter, on the dates of each annual stockholder meeting, each non-employee director who has been a member of the board of directors for at least six months will be granted a nonstatutory stock option to purchase 5,000 shares of common stock. Each annual option shall vest at the rate of 100% of the total number of shares subject to such option on the day before the one-year anniversary of the grant date.

All options granted under the directors' plan will have a term of 10 years and an exercise price equal to the fair market value on the date of grant. If a non-employee director ceases to serve as a director for any reason other than death or disability, he or she may, but only within 90 days after the date he or she ceases to be a director, exercise options granted under the directors' plan. If he or she does not exercise the option within such 90-day period, the option shall terminate. If a directors' service terminates as a result of his or her disability or death, or if a director dies within three months following termination for any reason, the director or his or her estate will have twelve months after the date of termination or death, as applicable, to exercise options that were vested as of the date of termination. Options granted under the directors' plan are generally non-transferable by the option holder other than by will or the laws of descent or distribution and each option is exercisable, during the lifetime of the option holder, only by that option holder.

If we are acquired by another corporation, each option outstanding under the directors' plan will be assumed or equivalent options substituted by our acquiror, unless our acquiror does not agree to such assumption or substitution, in which case the options will terminate upon consummation of the transaction to the extent not previously exercised. In connection with an acquisition, each director holding options under the directors' plan will have the right to exercise his or her options immediately before the consummation of the merger as to all shares underlying the options. Outstanding options will be adjusted if we effect a stock split, stock dividend, or other similar change in our capital structure. Our board of directors may amend or terminate the directors' plan as long as such action does not adversely affect any outstanding option and we obtain stockholder approval for any amendment to the extend required by applicable law.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•
any breach of their duty of loyalty to the corporation or its stockholders;

•
acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•
any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and officers for expenses specified in the agreements, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as our director or officer, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Transactions with Executive Officers,
Directors and Five Percent Stockholders

Since our incorporation in July 1997, we have engaged in certain transactions with our executive officers, directors and holders of more than five percent of our voting securities and their respective affiliates. The following table summarizes the shares of preferred stock purchased by our executive officers, directors and 5% stockholders and persons and entities associated with them in private placement transactions. Each share of each series of preferred stock converts automatically upon closing of the offering into one share of common stock.

Entities Affiliated with Directors	Common Stock	Series A Convertible Preferred Stock	Series B Convertible Preferred Stock
Entities affiliated with OVP Venture Partners (1)	—	2,000,000	850,340
Entities affiliated with Sofinnova Venture Partners (2)	—	2,000,000	680,272
Entities affiliated with BAVP, LP (3)	—	—	2,040,816
Other 5% Stockholders
Indosuez Ventures (4)	—	1,750,000	510,204
Cascade Investments, LLC	—	—	2,721,088
Vulcan Ventures, Inc	—	—	2,721,088
H. Perry Fell (4)	1,720,000	—	—
Clay B. Siegall (4)	1,720,000	—	—

(1)
Charles P. Waite, our Chairman of the Board, is a general partner of OVP Venture Partners.

(2)
Michael F. Powell, a director, is the Managing Director of Sofinnova Management IV, LLC, a general partner of Sofinnova Venture Partners IV, LP.

(3)
Louis C. Bock, a director, is the Managing Director of BAVP, LP, a general partner of BA Ventures VI, LLC.

(4)
Issued in December 1997 at $0.001 per share.

Principal Stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2000 and as adjusted to reflect the sale of the common stock offered by this prospectus, as to:

  •
  each person who is known to us to own beneficially more than 5% of its common stock.

  •
  each of our directors and named executive officers;

  •
  each of the individuals listed in the "Summary Compensation Table" above; and

  •
  all current directors and named executive officers as a group.

Except as otherwise noted, the address of each person listed in the table is c/o Seattle Genetics, 22215 26th Avenue SE, Suite 3000, Bothell, WA 98021, and the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. The table includes all shares of common stock issuable within 60 days of September 30, 2000 upon the exercise of options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on 21,705,967 shares of common stock outstanding as of September 30, 2000, together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding these options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned
Name and Address of Beneficial Owner		Prior to this Offering	After this Offering(1)
5% Shareholders
OVP Venture Partners (2) 2420 Carillon Point Kirkland, WA 98033	2,850,340	13.1%		%
Cascade Investments, LLC 2365 Carillon Point Kirkland, WA 98033	2,721,088	12.5%		%
Vulcan Ventures, Inc. 110 110th Avenue, Suite 550 Bellevue, WA 98044	2,721,088	12.5%		%
Sofinnova Venture Partners (3) 140 Geary Street, 10th Floor San Francisco, CA 94108	2,680,272	12.3%		%
Indosuez Ventures (4) 2180 Sand Hill Road, Suite 450 Menlo Park, CA 94025	2,260,204	10.4%		%
BAVP, LP (5) 950 Tower Lane, Suite 700 Foster City, CA 94404	2,040,816	9.4%		%

Directors and Named Executive Officers
H. Perry Fell	1,720,000	7.9%		%
Clay B. Siegall	1,720,000	7.9%		%
Tim J. Carroll (6)	400,000	1.8%		%
Amy P. Sing (7)	166,000	*	*
Peter S. Senter (8)	42,187	*	*
Charles P. Waite (2)	2,850,340	13.1%		%
Louis C. Bock (5)	2,040,816	9.4%		%
Karl Erik Hellström (9)	1,037,500	4.8%		%
Michael F. Powell (3)	2,680,272	12.3%		%
Marc E. Lippman (10)	50,416	*	*
All directors and named executive officers as a group (11 persons) (11)	12,598,928	58.3%		%

*
Less than one percent of the outstanding shares of common stock.

(1)
Assumes Genentech purchases      shares of our common stock and that the underwriters do not exercise their over-allotment option.

(2)
Includes 1,900,000 shares of Series A convertible preferred stock and 850,340 shares of Series B preferred stock held by Olympic Venture Partners IV, LP, and 100,000 shares of Series A convertible preferred stock held by Olympic Venture Partners IV Entrepreneurs Fund, LP. Charles P. Waite, one of our directors, is a general partner of each of these partnerships, shares voting and dispositive power with respect to the shares held by each such entity and disclaims beneficial ownership of such shares in which he has no pecuniary interest.

(3)
Includes 1,945,000 shares of Series A convertible preferred stock and 661,565 shares of Series B convertible preferred stock held by Sofinnova Venture Partners IV, LP, and 55,000 shares of Series A convertible preferred stock and 18,707 shares of Series B convertible preferred stock held by Sofinnova Venture Affiliates IV, LP. Michael F. Powell, one of our directors, is a Managing Director of each of these partnerships, shares voting and dispositive power with respect to the shares held by each such entity and disclaims beneficial ownership of such shares in which he has no pecuniary interest.

(4)
Includes 1,750,000 shares of Series A convertible preferred stock and 510,204 shares of Series B convertible preferred stock held by STF III, LP, an affiliate of Indosuez Ventures.

(5)
Includes 2,040,816 shares of Series B convertible preferred stock held by BA Ventures Partners VI, LLC. Louis C. Bock, one of our directors, is the Managing Director of BAVP, LP, a general partner of BA Venture Partners VI, LLC, shares voting and dispositive power with respect to the shares held by such entity and disclaims beneficial ownership of such shares in which he has no pecuniary interest.

(6)
Includes 400,000 shares issued upon exercise of an option held by Mr. Carroll, all of which are subject to a repurchase right that lapses over the vesting schedule of Mr. Carroll's option.

(7)
Includes 20,000 shares issuable upon exercise of an immediately exercisable option held by Dr. Sing and 145,000 shares issued upon exercise of options held by Dr. Sing, 92,917 of which are subject to a repurchase right that lapses over the vesting schedule of Dr. Sing's options.

(8)
Includes 42,187 shares issuable upon exercise of options held by Dr. Senter that are exercisable within 60 days of September 30, 2000.

(9)
Includes 37,500 shares issuable upon exercise of an immediately exercisable option held by Dr. Hellström.

(10)
Includes 12,916 shares issuable upon exercise of an option held by Dr. Lippman that is exercisable within 60 days of September 30, 2000.

(11)
Includes 142,914 shares issuable upon exercise of options that are immediately exercisable or are exercisable within 60 days of September 30, 2000.

Description of Capital Stock

The following summary of our capital stock and some of the provisions of our certificate of incorporation and other agreements to which we and our stockholders are parties, is not intended to be complete and is qualified by reference to our certificate of incorporation and any other agreements included as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Common Stock

As of September 30, 2000, there were 21,705,967 shares of common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of Series A convertible preferred stock and Series B convertible preferred stock, held of record by 67 stockholders. Options to purchase 685,000 shares of common stock were also outstanding. Upon the closing of this offering, there will be      shares of common stock outstanding, including the      shares to be purchased by Genentech and assuming no exercise of the underwriter's overallotment option and excluding exercise of outstanding options under our stock option plans after            .

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

Upon the closing of the offering, all outstanding shares of preferred stock will be converted into 17,387,072 shares of common stock and automatically retired. Thereafter, the board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, in one or more series. The board of directors will also have the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of the closing of the offering, no shares of preferred stock will be outstanding. We currently have no plans to issue any shares of preferred stock.

Registration Rights

The holders of 21,067,072 shares of common stock, assuming the conversion of all outstanding preferred stock upon the closing of this offering, are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of these securities. Subject to limitations in the agreement, the holders of at least 40% of these securities then outstanding may require, on two occasions beginning six months after the date of this prospectus, that we use our best efforts to register these securities for public resale if Form S-3 is not available. If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of these securities then outstanding may also require us, not more than twice in any twelve month period, to register all or a portion of these securities on Form S-3 when the use of that form becomes available to us, provided, among other limitations, that the proposed aggregate selling price, net of any underwriters' discounts or commissions, is at least $1,000,000 We will be responsible for paying all registration expenses, and the holders selling their shares will be responsible for paying all selling expenses.

Washington and Delaware Anti-Takeover Law and Charter and Bylaw Provisions

Provisions of Delaware law and our charter documents could make our acquisition and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to negotiate with us first. We believe that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

We are subject to the provisions of Section 203 of the Delaware law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control without further action by our stockholders.

Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. Our bylaws provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, the president and holders of 50% of the votes entitled to be cast at a meeting. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, the president or any such 50% holder. Our bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

Furthermore, the laws of the State of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act, or the WBCA, prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons who beneficially own 10% or more of the voting securities of the target corporation, or an "acquiring person," for a period of five years after such acquisition, unless the transaction or acquisition of such shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares or allowing the acquiring person to receive disproportionate benefit as a stockholder. After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute. A target corporation includes a foreign corporation if:

•
the corporation has a class of voting stock registered pursuant to Section 12 or 15 of the Exchange Act,

•
the corporation's principal executive office is located in Washington, and

•
any of (a) more than 10% of the corporation's stockholders of record are Washington residents, (b) more than 10% of its shares are owned of record by Washington residents, (c) 1,000 or more of its stockholders of record are Washington residents, (d) a majority of the corporation's employees are Washington residents or more than 1,000 Washington residents are employees of the corporation, or (e) a majority of the corporation's tangible assets are located in Washington or the corporation has more than $50.0 million of tangible assets located in Washington.

A corporation may not opt out of this statute and, therefore, we anticipate this statute will apply to us. Depending upon whether we meet the definition of a target corporation, Chapter 23B.19 of the WBCA may have the effect of delaying, deferring or preventing a change in control of Seattle Genetics.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services LLC. The Transfer Agent's address is 520 Pike Street, Suite 1220, Seattle, WA 98101, and telephone number is (206) 674-3030.

Nasdaq National Market Listing

We have applied to have our shares of common stock listed on the Nasdaq National Market under the symbol "SGEN."

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Upon completion of this offering, we will have outstanding an aggregate of      shares of common stock. Of these shares, all of the shares sold through the underwriters in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining       shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.

Our executive officers, directors and certain stockholders have agreed pursuant to lock-up agreements that, with limited exceptions, for a period of 180 days from the date of this prospectus, they will not sell any shares of common stock without the prior written consent of J.P. Morgan Securities Inc.

As a result of these lock-up agreements and the rules under the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

Days after the Effective Date	Number of Shares Eligible for Sale	Comment

On Effectiveness		Shares not locked-up and eligible for sale under Rule 144
180 days		Lock-up released; shares eligible for sale under Rules 144 and 701
Periodically thereafter		Shares eligible after expiration of one year holding period

Additionally, of the 685,000 shares that may be issued upon the exercise of options outstanding as of September 30, 2000, approximately             shares are subject to options that are exercisable 180 days after the date of this prospectus.

Registration Rights

On the date 180 days after the completion of this offering, the holders of 20,827,072 shares of our common stock will have rights to require us to register their shares under the Securities Act. Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

Stock Options

Immediately after this offering, we intend to file a registration statement under the Securities Act covering approximately            shares of common stock reserved for issuance under our stock option and employee stock purchase plans. We expect the registration statement to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market after the effectiveness of the registration statement, unless they are held by persons that have signed a lock-up agreement described in the "Underwriting" section below.

Underwriting

J.P. Morgan Securities Inc. is acting as sole book running lead manager for this offering. J.P. Morgan Securities Inc. and CIBC World Markets Corp. are acting as joint lead managers for this offering.

We and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. J.P. Morgan Securities Inc., CIBC World Markets Corp. and Banc of America Securities LLC are acting as representatives of the underwriters. Each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table.

Number of Shares
Underwriters
J.P. Morgan Securities Inc.
CIBC World Markets Corp.
Banc of America Securities LLC

Total

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.

The underwriters are offering the shares of common stock, excluding the shares of common stock that we are offering directly to Genentech, Inc., subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $      per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional      shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. We will not pay any underwriting discount or commission to the underwriters for the      shares that may be issued to Genentech, Inc. directly by us pursuant to an agreement to offer such shares to them.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The underwriters may purchase and sell shares of common stock in the open market in connection with this offering. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or slowing a decline in the market price of the common stock while this offering is in progress. The underwriters may also impose a penalty bid, which means that an underwriter must repay to the other underwriters a portion of the underwriting discount received by it. An underwriter may be subject to a penalty bid if the representatives of the underwriters, while engaging in stabilizing or short covering transactions, repurchase shares sold by or for the account of that underwriter. These activities may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

A prospectus in electronic format will be made available on an Internet site maintained by one or more of the underwriters participating in this offering.

We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $1,000,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We and our executive officers, directors and certain stockholders have agreed that, with limited exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to employee stock option plans existing on the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc.

At our request, the underwriters have reserved shares of common stock for sale to our directors, officers, employees, consultants and family members of the foregoing. We expect these persons to purchase no more than five percent of the common stock offered in this offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares.

It is expected that delivery of the shares will be made to investors on or about      , 2001.

There has been no public market for the common stock prior to this offering. We and the underwriters will negotiate the initial offering price. In determining the price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•
the history of and prospects for our industry and for biotechnology
•
companies generally;
•
an assessment of our management;
•
our present operations;
•
our historical results of operations;
•
the trend of our revenues and earnings; and
•
our earnings prospects.

We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial offering price.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates. Banc of America Securities LLC and its affiliates own shares of our convertible preferred stock that will convert into 2,040,816 shares of common stock upon the closing of this offering, which will represent approximately  % of our outstanding common stock assuming completion of this offering.

Plan Of Distribution

Genentech has agreed to purchase directly from us, pursuant to a license agreement,      shares of common stock at a price equal to the initial public offering price per share. The purchase price for such shares will be paid directly to us at or prior to the closing of the sale of the other shares offered hereby. In the event and to the extent that Genentech does not purchase such shares, the underwriters will purchase those shares on the same terms and conditions as the other shares being offered by this prospectus, and those shares will be offered to the public at the initial public offering price per share and otherwise on the same basis as the other shares offered hereby. The underwriters will not receive any fees or commissions with respect to any shares sold to Genentech pursuant to the license agreement. The number of shares available for sale to the general public in the offering will be reduced by the number of shares sold to Genentech.

Legal Matters

The validity of the common stock offered hereby will be passed upon for us by Venture Law Group, a Professional Corporation, Kirkland, Washington. Sonya F. Erickson, a director of Venture Law Group, is the Assistant Secretary of Seattle Genetics. As of the date of this prospectus, a director of Venture Law Group and an investment partnership affiliated with Venture Law Group own an aggregate of 204,000 shares of our common stock and 15,306 shares of our Series B convertible preferred stock, which shares of Series B convertible preferred stock will convert into 15,306 shares of Seattle Genetics common stock upon completion of this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

Experts

The financial statements of December 31, 1998 and 1999 and for each of the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules. For further information with respect to us and the common stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement and the exhibits and schedules may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Seattle Genetics, Inc.

(a development stage company)

Index to Financial Statements

Page
Report of Independent Accountants	F-2
Balance Sheets as of December 31, 1998 and 1999 and September 30, 2000 (unaudited)	F-3

Statements of Operations for the years ended December 31, 1998 and 1999 and for the nine months ended September 30, 1999 (unaudited) and 2000 (unaudited) and cumulative from inception (January 1, 1998) to September 30, 2000 (unaudited)	F-4
Statements of Stockholders' (Deficit) Equity for the years ended December 31, 1998 and 1999 and the nine months ended September 30, 2000 (unaudited)	F-5

Statements of Cash Flows for the years ended December 31, 1998 and 1999 and for the nine months ended September 30, 1999 (unaudited) and 2000 (unaudited) and cumulative from inception (January 1, 1998) to September 30, 2000 (unaudited)	F-6
Notes to Financial Statements	F-7

Seattle Genetics, Inc.
Report of Independent Accountants

To the Board of Directors
and Stockholders of
Seattle Genetics, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of Seattle Genetics, Inc. (a development stage company) at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Seattle, Washington
October 30, 2000, except for
paragraph four of
Note 11, as to which
the date is November 16, 2000

Seattle Genetics, Inc.

(a development stage company)

Balance Sheets

	1998	1999	September 30, 2000	Pro forma stockholders' equity at September 30, 2000
			(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$4,864,551	$30,362,568	$4,025,440
Short-term investments	—	—	26,178,477
Subscription notes receivable		2,545,001	—
Interest receivable	—	—	352,539
Prepaid expenses and other current assets	18,071	102,780	179,386

Total current assets	4,882,622	33,010,349	30,735,842
Property and equipment, net	348,203	352,255	802,364

Total assets	$5,230,825	$33,362,604	$31,538,206

Liabilities, Mandatorily Redeemable Convertible Preferred Stock, and Stockholders' (Deficit) Equity
Current liabilities
Book overdraft	$—	$29,516	$121,022
Accounts payable	43,325	90,844	184,491
Accrued liabilities	39,275	65,910	112,617

Total current liabilities	82,600	186,270	418,130

Commitments and contingencies (Note 5)
Mandatorily redeemable convertible preferred stock, $0.001 par value, 7,000,000 (1998) and 17,450,000 (1999 and 2000) shares authorized:
Series A convertible preferred stock, 6,950,000 (1998) and 7,000,000 (1999 and 2000) designated, 6,950,000 (0 pro forma) shares issued and outstanding (liquidation preference of $6,950,000)	6,911,824	6,918,187	6,922,959
Series B convertible preferred stock, 10,500,000 designated, 10,265,304 (1999) and 10,437,072 (2000), and 0 (pro forma) shares issued and outstanding, respectively, (liquidation preference of $30,179,994 and $30,684,992, respectively)	—	30,117,936	30,628,107
Stockholders' (deficit) equity
Common stock, $0.001 par value, 20,000,000 (1998) and 30,000,000 (1999 and 2000) shares authorized, 3,685,500, 3,723,708, 4,318,895 and 21,705,967 issued and outstanding, respectively	3,685	3,723	4,319	$21,706
Additional paid-in capital	856,660	1,726,798	8,775,434	46,309,113
Notes receivable from stockholders	(3,096)	(3,096)	(147,689)	(147,689)
Deferred stock compensation	(509,598)	(651,921)	(5,622,839)	(5,622,839)
Accumulated other comprehensive income	—	—	34,292	34,292
Deficit accumulated during the development stage	(2,111,250)	(4,935,293)	(9,474,507)	(9,474,507)

Total stockholders' (deficit) equity	(1,763,599)	(3,859,789)	(6,430,990)	$31,120,076

Total liabilities, mandatorily redeemable convertible preferred stock, and stockholders' (deficit) equity	$5,230,825	$33,362,604	$31,538,206

The accompanying notes are an integral part of these financial statements.

Seattle Genetics, Inc.

(a development stage company)

Statements of Operations

					Cumulative from inception (January 1, 1998) to September 30, 2000
	Year Ended December 31,		Nine months Ended September 30,
	1998	1999	1999	2000
			(unaudited)		(unaudited)
Revenue
Collaboration agreements	$—	$1,000,000	$1,000,000	$—	$1,000,000
Government grants	—	—	—	83,422	83,422

Total revenues	—	1,000,000	1,000,000	83,422	1,083,422

Expenses
Research and development (excludes noncash stock-based compensation expense of $73,555, $392,533, $251,674, $399,966 and $866,054, respectively)	1,331,175	2,469,191	1,735,036	3,058,533	6,858,899
General and administrative (excludes noncash stock-based compensation expense of $273,512, $333,299, $248,270, $1,047,518 and $1,654,329, respectively)	671,448	858,699	637,318	1,077,238	2,607,385
Noncash stock-based compensation expense	347,067	725,832	499,944	1,447,484	2,520,383

Total operating expenses	2,349,690	4,053,722	2,872,298	5,583,255	11,986,667

Loss from operations	(2,349,690)	(3,053,722)	(1,872,298)	(5,499,833)	(10,903,245)
Investment income, net	243,212	236,042	150,369	1,459,583	1,938,837

Net loss	(2,106,478)	(2,817,680)	(1,721,929)	(4,040,250)	$(8,964,408)

Deemed dividend upon issuance of Series B mandatorily redeemable preferred stock in April 2000	—	—	—	(484,386)
Accretion on mandatorily redeemable preferred stock	(4,772)	(6,363)	(4,772)	(14,578)

Net loss attributable to common stockholders	$(2,111,250)	$(2,824,043)	$(1,726,701)	$(4,539,214)

Basic and diluted net loss per share	$(0.94)	$(1.03)	$(0.64)	$(1.42)

Weighted-average shares used in computing basic and diluted net loss per share	2,235,997	2,749,212	2,684,730	3,190,685

Pro forma basic and diluted net loss per share (unaudited)		$(0.28)		$(0.20)

Weighted-average shares used in computing pro forma basic and diluted net loss per share (unaudited)		9,980,454		20,512,561

The accompanying notes are an integral part of these financial statements.

Seattle Genetics, Inc.
(a development stage company)
 Statements of Stockholders' (Deficit) Equity

							Deficit accumulated during the development stage
	Common stock
			Additional paid-in capital	Notes receivable from stockholders	Deferred stock compensation	Accumulated other comprehensive gain (loss)		Total stockholders' (deficit) equity
	Shares	Amount
Issuance of common stock in December 1997 at $0.001 per share in exchange for notes receivable	3,096,000	$3,096	$—	$(3,096)	$—	$—	$—	$—
Issuance of common stock in December 1997 at $0.001 per share for cash	584,000	584	—	—	—	—	—	584
Issuance of common stock for employee bonus in October 1998 at $0.001 per share	5,500	5	8,135	—	—	—	—	8,140
Deferred stock compensation related to grants of stock	—	—	848,525	—	(848,525)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	338,927	—	—	338,927
Accretion on mandatorily redeemable preferred stock	—	—	—	—	—	—	(4,772)	(4,772)
Net loss and comprehensive loss	—	—	—	—	—	—	(2,106,478)	(2,106,478)

Balances at December 31, 1998	3,685,500	3,685	856,660	(3,096)	(509,598)	—	(2,111,250)	(1,763,599)
Issuance of common stock for employee bonus in May 1999 at $0.001 per share	18,000	18	38,862	—	—	—	—	38,880
Stock option exercises	20,208	20	2,001	—	—	—	—	2,021
Deferred stock compensation related to grants of stock options	—	—	829,275	—	(829,275)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	686,952	—	—	686,952
Accretion on mandatorily redeemable preferred stock	—	—	—	—	—	—	(6,363)	(6,363)
Net loss and comprehensive loss	—	—	—	—	—	—	(2,817,680)	(2,817,680)

Balances at December 31, 1999	3,723,708	3,723	1,726,798	(3,096)	(651,921)	—	(4,935,293)	(3,859,789)
Deemed dividend upon issuance of Series B mandatorily redeemable preferred stock (unaudited)	—	—	484,386	—	—	—	(484,386)	—
Stock option exercises (unaudited)	595,187	596	145,848	(144,593)	—	—	—	1,851
Deferred stock compensation related to grants of stock options (unaudited)	—	—	6,418,402	—	(6,418,402)	—	—	—
Amortization of deferred stock compensation (unaudited)	—	—	—	—	1,447,484	—	—	1,447,484
Accretion on mandatorily redeemable preferred stock (unaudited)	—	—	—	—	—	—	(14,578)	(14,578)
Unrealized gain on short-term investments (unaudited)	—	—	—	—	—	34,292	—	34,292
Net loss (unaudited)	—	—	—	—	—	—	(4,040,250)	(4,040,250)

Comprehensive loss (unaudited)	—	—	—	—	—	—	—	(4,005,958)

Balances at September 30, 2000 (unaudited)	4,318,895	$4,319	$8,775,434	$(147,689)	$(5,622,839)	$34,292	$(9,474,507)	$(6,430,990)

The accompanying notes are an integral part of these financial statements.

Seattle Genetics, Inc.

(a development stage company)

Statements of Cash Flows

					Cumulative from inception (January 1, 1998) to September 30, 2000
	Year Ended December 31,		Nine months Ended September 30,
	1998	1999	1999	2000
			(unaudited)		(unaudited)
Cash flows from operating activities
Net loss	$(2,106,478)	$(2,817,680)	$(1,721,929)	$(4,040,250)	$(8,964,408)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of deferred compensation	338,927	686,952	461,064	1,447,484	2,473,363
Depreciation	36,600	122,560	89,062	116,359	275,519
Realized loss on sale of securities	—	—	—	8,023	8,023
Amortization/accretion on securities available for sale	—	—	—	(28,491)	(28,491)
Common stock bonus provided to employees	8,140	38,880	38,880	—	47,020
Change in operating assets and liabilities
Interest receivable	—	—	—	(352,539)	(352,539)
Prepaid expenses and other current assets	(18,071)	(84,709)	(125,904)	(76,606)	(179,386)
Accounts payable	43,325	47,519	(23,188)	93,647	184,491
Accrued liabilities	39,275	26,635	(13,285)	46,707	112,617

Net cash used in operating activities	(1,658,282)	(1,979,843)	(1,295,300)	(2,785,666)	(6,423,791)

Cash flows from investing activities
Purchases of short-term investments	—	—	—	(26,695,445)	(26,695,445)
Proceeds from sale and maturities of short-term investments	—	—	—	571,728	571,728
Purchase of property and equipment	(384,803)	(126,612)	(83,227)	(566,467)	(1,077,882)

Net cash used in investing activities	(384,803)	(126,612)	(83,227)	(26,690,184)	(27,201,599)

Cash flows from financing activities
Proceeds from issuance of common stock	584	2,021	2,021	1,851	4,456
Net proceeds from issuance of Series A preferred stock	6,907,052	—	—	—	6,907,052
Proceeds from subscription receivable	—	—	—	2,545,001	2,545,001
Net proceeds from issuance of Series B preferred stock	—	27,572,935	—	500,364	28,073,299
Book overdraft	—	29,516	122,398	91,506	121,022

Net cash provided by financing activities	6,907,636	27,604,472	124,419	3,138,722	37,650,830
Net increase in cash and cash equivalents	4,864,551	25,498,017	(1,254,108)	(26,337,128)	4,025,440
Cash and cash equivalents, beginning of period	—	4,864,551	4,864,551	30,362,568	—

Cash and cash equivalents, end of period	$4,864,551	$30,362,568	$3,610,443	$4,025,440	$4,025,440

Supplemental disclosure of cash information
Non-cash investing and financing activities
Issuance of common stock in exchange for notes receivable	$3,096	$—	$—	$—	$3,096

Issuance of Series B preferred stock for subscription notes receivable	$—	$2,545,001	$—	$—	$2,545,001

The accompanying notes are an integral part of these financial statements.

Seattle Genetics, Inc.

(a development stage company)

Notes to Financial Statements

1. Organization and summary of significant accounting policies

Nature of business

Seattle Genetics, Inc., the Company, was incorporated in the State of Delaware on July 15, 1997 for the purpose of discovering and developing monoclonal antibody-based drugs to treat cancer and related diseases. The Company's four monoclonal antibody-based technologies include: monoclonal antibodies, antibody drug conjugates, single chain immunotoxins and antibody-directed enzyme pro-drug therapy. The Company is considered to be a development stage company because the Company is engaged primarily in research, recruiting personnel and raising capital.

Although the Company was incorporated in July 1997, virtually no costs were incurred prior to 1998. Accordingly, for purposes of these financial statements, January 1, 1998 was utilized as the date of inception.

Interim financial information

The financial information at September 30, 2000 and for the nine months ended September 30, 1999 and 2000 and from the inception, January 1, 1998, to September 30, 2000 is unaudited but includes all adjustments, consisting of only normal recurring adjustments, that the Company considers necessary for a fair presentation, in all material respects, of its financial position, operating results, and cash flows for the interim dates and periods presented. Results for the nine-month periods ended September 30, 1999 and 2000 are not necessarily indicative of results for the entire fiscal year or future periods.

Cash and cash equivalents

The Company generally considers all highly liquid investments purchased with original or remaining maturities of three months or less at the date of purchase to be cash equivalents.

Short-term investments

Investments in securities with maturities of less than one year or where management's intent is to use the investments to fund current operations are classified as short-term investments. Management classifies, at the date of acquisition, its marketable securities into categories in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Currently, the Company classifies its securities as available-for-sale which are reported at fair market value with the related unrealized gains and losses included as a separate component in stockholders' (deficit) equity. Realized gains and losses and declines in value of securities judged to be other than temporary are included in other income (expense). Cost of investments for purposes of computing realized and unrealized gains and losses are based on the specific identification method.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Interest and dividends on all securities are included in interest income.

The Company's short-term investments are diversified among high-credit quality securities in accordance with the Company's investment policy.

The following is a summary of short term investments at September 30, 2000 (unaudited).

Available for sale securities
Mortgage-backed securities	$9,216,630
U.S. corporate obligations	8,862,355
U.S. government and agencies	7,599,477
Municipal bonds	500,015

$26,178,477

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Laboratory equipment	5 years
Computer equipment	3 years
Furniture and fixtures	5 years

Gains and losses from the disposal of property and equipment will be reflected in the statement of operations in the year of disposition. Expenditures for additions and improvements are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of long-lived assets

In accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), the Company reviews long-lived assets, including intangible assets and property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. While the Company's current operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets exceed the assets' carrying value, and accordingly, the Company has not recognized any impairment losses through December 31, 1999.

Revenue recognition

Effective June 30, 1999, the Company and Genentech, Inc. ("Genentech") entered into a development and license agreement (the "Agreement"). In general, the Agreement provides for payments to the Company by Genentech, the license of developed products to Genentech, the payment of royalties by Genentech to the Company and an investment in the Company's preferred stock by Genentech.

Revenues to date consist of amounts received in milestone payments in consideration of the Company's execution of the agreement, granting of rights and licenses to certain compounds. The agreement provides that Genentech has full responsibility for and control of preclinical development and commercialization of the licensed products. The Company has no further service obligations under the contract other than incidental assistance, such as patent protection, and consequently has recognized revenues for the related milestones upon receipt.

Research and development expenses

Research and development expenses consist of costs incurred for company sponsored as well as collaborative research and development activities. These costs include direct and overhead expenses for drug discovery and research, pre-clinical trials and, more recently, for costs associated with clinical trial activities. Costs to acquire technologies which are utilized in research and development and which have no alternative future use are expensed when incurred. Research and development expenses under government grants approximate the revenue recognized under such agreements.

Patent costs

Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain.

Fair value of financial instruments

Recorded amounts for cash and cash equivalents, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these instruments.

Concentration of credit risk

Cash and cash equivalents are invested in deposits with a major brokerage firm. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the brokerage firm is financially sound and, accordingly, minimal credit risk exists. The Company invests its excess cash in accordance with its investment policy, which is approved by the Board of Directors and reviewed periodically to minimize credit risk.

Income taxes

The Company provides for deferred income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is recorded when it is more likely than not that the net deferred tax asset will not be recovered.

Stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), Accounting for Stock Issued to Employees and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 23"), Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the excess, if any, of the estimated fair value of the Company's stock at the date of grant over the exercise price of the option. Deferred compensation is being amortized in accordance with Financial Accounting Standards Board Interpretation No. 28 on an accelerated basis over the vesting period of the individual options. The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force 96-18.

Comprehensive income/loss

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130) effective January 1, 1998. SFAS No. 130, requires the disclosure of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners.

Segment reporting

Effective January 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. The Company has determined that it operates in only one segment.

Recent accounting pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), Accounting for Derivative Financial Instruments and for Hedging Activities, which provides a standard for the recognition and measurement of derivatives and hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and is not anticipated to have an impact on the Company's results of operations or financial condition when adopted because the Company holds no derivative financial instruments and does not currently engage in hedging activities.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the Company's revenue recognition policies are in accordance with the provisions of SAB 101.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of the Accounting Practice Board Opinion 25 (APB 25). Among other things, this interpretation clarifies the definition of "employee" for purposes of applying APB 25, "Accounting for Stock Issued to Employees," the criteria for determining whether a plan qualifies as a noncompensatory plan, and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of FIN No. 44 did not have a material impact on the Company's financial position or results of operations.

Unaudited pro forma stockholders' equity

Upon the closing of the Company's initial public offering, all of the mandatorily redeemable convertible preferred stock outstanding will automatically be converted into common stock on a one-to-one basis. The unaudited pro forma stockholders' equity presented on the balance sheet reflects the effect of such conversion.

Net loss per share

Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less the weighted-average number of unvested shares of common stock issued that are subject to repurchase. The Company has excluded all convertible preferred stock, outstanding options to purchase common stock and common stock subject to repurchase from the calculation of diluted net loss per share, as such securities are antidilutive for all periods presented. Basic and diluted pro forma net loss per share, as presented in the statements of operations, has been computed as described above and also gives effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

The following table presents the calculation of basic and diluted and pro forma basic and diluted (unaudited) net loss per share:

	Year Ended December 31,		Nine months Ended September 30,
	1998	1999	1999	2000
			(unaudited)
Net loss attributable to common stockholders	$(2,111,250)	$(2,824,043)	$(1,726,701)	$(4,539,214)

Basic and diluted
Weighted-average shares used in computing basic and diluted net loss per share	2,235,997	2,749,212	2,684,730	3,190,685

Basic and diluted net loss per share	$(0.94)	$(1.03)	$(0.64)	$(1.42)

Pro forma (unaudited)
Net loss attributable to common stockholders as above		$(2,824,043)		$(4,539,214)
Pro forma adjustment for deemed dividend		—		484,386
Pro forma adjustment for accretion on mandatorily redeemable preferred stock		6,363		14,578

Pro forma net loss attributable to common stockholders		$(2,817,680)		$(4,040,250)

Shares used above		2,749,212		3,190,685
Pro forma adjustment to reflect effect of assumed conversion of convertible preferred stock		7,231,242		17,321,876

Weighted-average shares used in computing pro forma basic and diluted net loss per common share		9,980,454		20,512,561

Pro forma basic and diluted net loss per common share		$(0.28)		$(0.20)

Antidilutive securities not included in net loss per share calculation
Convertible preferred stock	6,950,000	17,215,304	6,950,000	17,387,072
Options to purchase common stock	367,500	618,000	533,000	685,000
Unvested shares of common stock subject to repurchase	1,192,917	717,917	836,667	892,084

	8,510,417	18,551,221	8,319,667	18,964,156

2. Property and equipment

Property and equipment consists of the following at December 31:

	1998	1999
Laboratory equipment	$275,923	$352,076
Computer equipment	57,937	106,870
Furniture and fixtures	50,943	52,469

	384,803	511,415
Less: Accumulated depreciation	(36,600)	(159,160)

	$348,203	$352,255

3. Accrued liabilities

Accrued liabilities consists of the following at December 31:

	1998	1999
Accrued clinical trial costs	$27,000	$41,742
Accrued use tax	3,854	7,373
Accrued vacation	8,421	16,795

	$39,275	$65,910

4. Income taxes

The difference between the income tax benefit and the amount calculated based on the statutory federal tax rate of 34% is primarily due to the tax benefit being offset by a valuation allowance.

At December 31, 1999, for income tax reporting purposes, the Company had federal net operating loss carryforwards of approximately $3,360,000, which will begin to expire, if not previously utilized, in 2019. A valuation allowance has been recorded for the entire net deferred tax asset as a result of uncertainties regarding realization of the asset, including the limited operating history of the Company, the lack of profitability to date and the uncertainty over future operating profitability. The Internal Revenue Code contains provisions which may limit the net operating loss carryforwards available to be used in any given year if certain changes in ownership interest occur.

The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities at December 31 are as follows:

	1998	1999
Deferred tax assets
Net operating loss carryforwards	$408,000	$1,143,000
License fees	191,000	188,000
Other	3,000	2,000

	602,000	1,333,000
Deferred tax liabilities
Depreciation	(6,000)	(16,000)

	596,000	1,317,000
Less: Valuation allowance	(596,000)	(1,317,000)

Net deferred tax asset	$—	$—

5. Commitments and contingencies

During 1998, the Company was leasing its office space on a month-to-month basis and incurred rent expense of $47,233.

During 1999, the Company entered into noncancelable operating leases for office and laboratory space and office equipment, which expire on various dates through June 2004 and incurred rent expense of $542,139. Future minimum rental payments under these operating leases are as follows:

Years ending December 31,
2000	$542,090
2001	542,090
2002	49,680
2003	4,920
2004	2,460

$1,141,240

The Company has the option to extend the lease for office and laboratory space for a maximum of two years.

In March 1998, the Company entered into a license agreement with Bristol-Myers Squibb Company for the use of certain patented and proprietary licensed technology for the treatment of diseases and conditions in humans. Unless otherwise terminated, as provided for in the agreement, the agreement will continue on a country by country basis until the expiration of the last to expire patent right in the country in question. Under the terms of the agreement, the Company was required to make an initial payment for the licensed technology, which has been recorded as a research and development expense. In addition, the Company will be required to make royalty payments based on percentages of the net sales of each product, depending upon the technology used in the product.

The Company has also entered into licensing arrangements with Creative BioMolecules, Inc., Mabtech AB, University of Miami, Brookhaven Science Associates LLC and the Public Health Service that will require annual maintenance payments, unless otherwise terminated as provided for in the respective agreements. Annual maintenance and licensing payments will range from $25,000 to $120,000 over approximately the next five years, depending on dates of FDA approvals. These payments will be charged to research and development expense when due. Furthermore, the Company will be required to make milestone payments of $860,000 upon the achievement of clinical milestones. In addition, the Company will be required to make royalty payments, based on percentages of net sales, depending on the individual licensing arrangement.

6. Stockholders' (deficit) equity

Restricted common stock

In December 1997, the Company issued 3,440,000 shares of common stock to its founders, in exchange for cash and full recourse notes receivable, subject to a repurchase option. The notes bear interest at an annual rate of 5.6% and matured on December 17, 1999. The notes were extended for another year and are therefore due and payable on December 17, 2000.

Also in December 1997, the Company issued 240,000 shares of common stock to certain of its employees and consultants, subject to a repurchase option. In the event of a termination of employment or consulting relationship with the Company for any reason, the Company has the exclusive option, for a period of 60 days following the termination of the relationship, to repurchase all or any portion of the shares held by the founders or certain employees and consultants which have not been released from the repurchase option, at the original purchase price. The number of shares subject to the repurchase option, and the related vesting, is detailed in each stock purchase agreement, with the vesting generally over a four-year period.

In addition, in the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another company, in which there is an involuntary termination of the stockholders' employment or consulting relationship within one year of the change in control, the repurchase option will be removed from all remaining shares of common stock. At December 31, 1998 and 1999, there were 1,192,917 and 717,917 shares of common stock outstanding subject to the Company's repurchase option, respectively.

In December 1999, the Company also amended its articles of incorporation to increase the authorized amount of common stock to 30,000,000 shares and to increase the authorized amount of preferred stock to 17,450,000 shares, whereby Series A convertible preferred stock shall consist of 6,950,000 shares authorized and Series B convertible preferred stock of 10,500,000 shares authorized.

Stock bonus plan

In December 1997, the Company's Board of Directors approved the 1998 Employee Stock Bonus Plan (the Bonus Plan) to provide incentives to employees of the Company, to encourage such employees to remain employed by the Company and to encourage employee stock ownership in the Company. The Bonus Plan was amended as of May 28, 1999 to the extent that 23,500 shares have now been reserved for issuance, which, when granted, are subject to the Company's right of first refusal upon later sale of the stock. During 1998 and 1999, the Company granted 5,500 and 18,000 shares of stock to its employees, respectively, which was recorded as compensation expense based on the estimated fair market value of the stock on the date of grant.

7. Mandatorily redeemable convertible preferred stock

Convertible preferred stock at December 31, 1999 consists of the following:

	Shares
			Liquidation amount	Amount, net of issuance cost
Series	Designated	Outstanding
A	6,950,000	6,950,000	$6,950,000	$6,918,187
B	10,500,000	10,265,304	30,179,994	30,117,936

	17,450,000	17,215,304	$37,129,994	$37,036,123

The holders of Series A and Series B convertible preferred stock are entitled to receive noncumulative dividends when, as and if declared by the Board of Directors, at the rate of 8% per share per annum of the original issue price and in preference to any dividends declared and paid on common stock. The original issue price of Series A and Series B convertible preferred stock is $1.00 and $2.94, respectively. As of December 31, 1998 and 1999, no dividends have been declared or paid.

In the event of liquidation or dissolution of the Company, the holders of Series A and Series B preferred stock are entitled to receive a distribution amount prior to and in preference to holders of common stock equal to the sum of $1.00 and $2.94 per share, respectively, plus declared but unpaid dividends. The remaining assets of the Company shall be distributed pro-rata among the holders of Series A and Series B convertible preferred stock and the holders of common stock based upon the number of common shares held by each, assuming conversion of all Series A and Series B preferred stock into common stock, until the holders of Series A and Series B preferred stock shall have received an aggregate of $2.00 and $5.88 per share including amounts paid above, respectively, and, thereafter, the remaining assets will be distributed pro rata among the holders of common stock.

Each share of Series A and Series B preferred stock is convertible into common stock at the option of the holder on a one-for-one basis, subject to adjustment in certain instances. Such conversion is automatic upon the closing of a public offering of the Company's common stock having aggregate gross proceeds of at least $20,000,000 and at a purchase price of not less than $7.35 per share (as adjusted to reflect stock splits, stock dividends, or other recapitalizations). Each share of Series A and Series B convertible preferred stock will also automatically convert upon the election or written consent of a majority of the holders of Series A and Series B convertible preferred stock, voting together as a single class, provided that such majority vote must include the consent of the holders of a majority of the then outstanding Series B convertible preferred stock.

The holder of each share of Series A or Series B convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock, into which each share of Preferred Stock is convertible, except for certain conditions as discussed in the Third Amended and Restated Certificate of Incorporation. The holders of Series A and Series B preferred stock have certain registration rights.

At any time after December 22, 2004, the Series A or Series B preferred stock will be redeemable at the election of the holders of not less than a majority of the then outstanding Series A and Series B preferred stock, voting as a single class. The preferred shares will be redeemable at a price equal to the original purchase price of each Series plus all declared and accumulated but unpaid dividends on such shares, payable in three equal annual installments beginning on the redemption date.

The Company recorded a deemed dividend of $484,000 in April 2000 upon the issuance of Series B convertible preferred stock. At the date of issuance, the Company believed the per share price of $2.94 represented the fair value of the preferred stock and was in excess of the fair value of its common stock. Subsequent to the commencement of the initial public offering process, the Company re-evaluated the fair market value of its common stock as of April 2000 and determined that the estimated fair market value was greater than $2.94 per share. The deemed dividend increased the loss allocable to common stockholders, in the calculation of basic net loss per share for the nine months ended September 30, 2000.

The issuance costs of the Series A and Series B convertible preferred stock is being amortized by periodic charges for accretion. These accretion amounts increase net loss attributable to common shareholders.

8. Stock option plan

In December 1997, the Company authorized the 1998 Stock Option Plan, the Plan, whereby 1,500,000 shares of the Company's common stock have been reserved for issuance to employees, officers, consultants and advisors of the Company. During 1999, the Company amended the Plan by increasing the total number of shares reserved under the Plan to 2,130,000. Options granted under the Plan may be either incentive stock options or nonstatutory stock options as determined by the Board of Directors. The term of the Plan is ten years.

Incentive stock options may be issued only to employees of the Company and have a maximum term of ten years from the date of grant. The exercise price for incentive stock options may not be less than 100% of the estimated fair market value of the common stock at the time of the grant. In the case of options granted to holders of more than 10% of the voting power of the Company, the exercise price may not be less than 110% of the estimated fair market value of the common stock at the time of grant, and the term of the option may not exceed five years. Options become exercisable in whole or in part from time to time as determined by the Board of Directors, which will administer the Plan.

Generally, options granted under the Plan vest 25% one year after the beginning of the vesting period and thereafter, ratably over three years.

Had the Company recorded compensation expense based on the estimated grant-date fair value consistent with the provisions of SFAS No. 123 for awards granted under the Plan during 1998 and 1999, there would have been an increase of $1,840 and $4,540 on the Company's net loss reported in 1998 and 1999, respectively. However, the 1998 and 1999 pro forma effects on the net loss are not indicative of future periods when the calculations will apply to all previous and future stock options.

For purposes of the computation and the pro forma effects on the net loss above, the fair value of each option is estimated using the Black-Scholes method and using the following weighted-average assumptions for option grants during the years ended December 31, 1998 and 1999; dividend yield of 0%, volatility of 70% for options granted to employees and nonemployees, risk-free interest rate of 5.56% at the date of grant, and an expected life of four years.

The weighted-average fair values of options granted were as follows:

	Period from January 1, 1998 (inception) to December 31, 1998		Year ended December 31, 1999
	Weighted- average exercise price	Weighted- average fair value	Weighted- average exercise price	Weighted- average fair value
Exercise price less than market value of stock	$0.10	$1.15	$0.10	$2.09

Activity under the Plan is as follows:

	Options outstanding
	Shares available for grant	Number of shares	Weighted- average exercise price
Shares reserved at Plan inception	1,500,000	—	—
Options granted	(367,500)	367,500	$0.10

Balances, December 31, 1998	1,132,500	367,500	$0.10
Additional shares reserved	630,000	—	—
Options granted	(323,000)	323,000	$0.10
Options exercised	—	(20,208)	$0.10
Options forfeited	52,292	(52,292)	$0.10

Balances, December 31, 1999	1,491,792	618,000	$0.10
Options granted (unaudited)	(704,500)	704,500	$0.29
Options exercised (unaudited)	—	(595,187)	$0.25
Options forfeited (unaudited)	42,313	(42,313)	$0.15

Balances, September 30, 2000 (unaudited)	829,605	685,000	$0.17

The following table summarizes information about all stock options outstanding at December 31, 1999:

Options outstanding
				Options exercisable
		Weighted- average remaining contractual life
Exercise price	Number of shares		Weighted- average exercise price	Number exercisable	Weighted- average exercise price
$0.10	618,000	8.55 years	$0.10	123,119	$0.10

9. Related party transactions

In June 1999, the Company entered into a development and license agreement with Genentech and received $1,000,000 for sale of the right to use certain of the Company's proprietary antibodies. The development and licensing agreement provides for additional payments to the Company upon the achievement of milestones, includes a right of first refusal and noncompetition provisions with respect to certain of the Company's technology, and provides for royalties on the eventual sale of covered products. This buyer became a related party in December 1999 due to its investment in the Company's Series B convertible preferred stock.

10. Employee benefit plan

In July 1998, the Company's Board of Directors approved the adoption of a 401(k) Plan for all of its employees. The Plan will allow eligible employees to defer up to 15%, but no greater than $10,000, of their pretax compensation at the discretion of the employee. The Plan does not provide for Company matching of employee contributions.

11. Subsequent events

In January 2000, the Company received the remaining proceeds of $2,545,001 for its sale of Series B convertible preferred stock which were classified as subscription notes receivable at December 31, 1999.

In February 2000, the Company entered into a licensing arrangement with Arizona State University that will require annual maintenance payments until an NDA is received from the U.S. FDA unless the Agreement is terminated by the Company at an earlier date. For each product using Arizona State University technology that proceeds through clinical trials and commercialization, a total of $350,000 in milestone payments will be paid. These licensing and milestone payments will be charged to research and development expenses when due. In addition, the Company will be required to make royalty payments upon the first commercial sale of each product based on percentages of net sales with a minimum annual royalty fee of $50,000, depending upon the technology used in the product.

On April 12, 2000, the Company issued 171,768 shares of Series B convertible preferred stock for total gross proceeds of approximately $505,000.

On November 16, 2000, the Company's Board of Directors passed resolutions as follows:

  •
  Authorizing the officers of the Company to undertake a firm committment underwritten public offering of shares of the Company's common stock.

  •
  Adopting the 2000 Employee Stock Purchase Plan and reserving 300,000 shares of common stock for issuance pursuant to the 2000 Employee Stock Purchase Plan, subject to shareholder approval.

  •
  Adopting the 2000 Directors' Stock Option Plan and providing for the automatic grant of an option to purchase 25,000 shares of common stock upon election of each nonemployee director and an additional option to purchase 5,000 shares of common stock on the date of each annual meeting thereafter, subject to shareholder approval.

  •
  Reserving 400,000 shares of common stock for issuance upon the exercise of stock options granted pursuant to the 2000 Directors' Stock Option Plan, subject to shareholder approval.

  •
  Amending the 1998 Stock Option Plan subject to shareholder approval.

  •
  Amending and restating the Company's certificate of incorporation to authorize 100,000,000 shares of Common Stock and undesignated Preferred Stock consisting of 5,000,000 shares, subject to shareholder approval.

Part II
Information Not Required in Prospectus

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq National Market listing fee.

Amount to be Paid
SEC registration fee
NASD filing fee
Nasdaq National Market listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky qualification fees and expenses
Transfer Agent and Registrar fees
Miscellaneous fees and expenses

Total

*
to be filed by amendment

Item 14.  Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the "Delaware Law") authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII of our Certificate of Incorporation (Exhibit 3.1 hereto) and Article VI of our Bylaws (Exhibit 3.3 hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, we have entered into Indemnification Agreements (Exhibit 10.14 hereto) with its officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among us, and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

Item 15.  Recent Sales of Unregistered Securities

(a)
Since our inception, we have issued and sold the following unregistered securities (as adjusted to reflect the automatic conversion of our outstanding preferred stock into common stock upon completion of this offering):

(1)
In December 1997, March 1998, April 1998 and June 1998, we issued and sold shares of our Series A convertible preferred stock convertible into an aggregate of 6,950,000 shares of common stock to 12 investors for aggregate consideration of $6,950,000.

(2)
In December 1999 and April 2000, we issued and sold shares of our Series B convertible preferred stock convertible into an aggregate of 10,437,072 shares of common stock to 29 investors for aggregate consideration of approximately $30,684,992.

  (3)
  As of September 30, 2000, we have issued 1,395,000 options to purchase shares of our common stock with a weighted average price of $0.196 per share to a number of employees, consultants and directors pursuant to the 1998 stock option plan.

The issuances of securities described in Items 15(a)(1) and (a)(2) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships, to information about us. In addition, certain issuances described in Item 15(a)(3) were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701. In addition, such issuances were deemed to be exempt from registration under Section 4(2) of the Securities Act as transactions by issuer not involving a public offering.

Item 16.  Exhibits and Financial Statement Schedules

(a) Exhibits

Number	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of Seattle Genetics, Inc.
3.2	Amended and Restated Certificate of Incorporation of Seattle Genetics, Inc. (proposed).
3.3*	Certificate of Amendment of Certificate of Incorporation of Seattle Genetics, Inc.
3.4	Amended and Restated Bylaws of Seattle Genetics, Inc.
3.5	Amended and Restated Bylaws of Seattle Genetics, Inc. (proposed).
4.1*	Specimen Stock Certificate.
4.2	Amended and Restated Investors' Rights Agreement dated December 22, 1999 between Seattle Genetics, Inc. and certain of its stockholders.
5.1*	Opinion of Venture Law Group regarding the legality of the common stock being registered.
9.1	Amended and Restated Voting Agreement dated December 22, 1999 between Seattle Genetics, Inc. and certain of its stockholders.
10.1*†	Research Agreement dated June 8, 1993 between Ixsys, Inc. and Bristol-Myers Squibb Company.
10.2*†	Amendment No. 1 to Ixsys/Bristol Myers Research Agreement dated June 20, 2000 among Seattle Genetics, Inc., Bristol Myers Squibb and Applied Molecular Evolution Inc., (formerly known as Ixsys, Inc.).
10.3*†	License Agreement dated June 8, 1993 between Ixsys, Inc. and Bristol-Myers Squibb Company.
10.4*†	Semi-Exclusive License Agreement dated September 20, 1993 between Bristol-Myers Squibb Company and Enzon, Inc.
10.5*†	License Agreement dated January 1, 1998 between Seattle Genetics, Inc. and Brookhaven Science Associates, LLC.
10.6*†	License Agreement dated March 30, 1998 between Seattle Genetics, Inc. and Bristol-Myers Squibb Company.
10.7*†	Amendment Letter to the Bristol-Myers Agreement dated June 8, 1998 between Seattle Genetics, Inc. and Bristol-Myers Squibb.

10.8*†	Amendment Letter to the Bristol-Myers Agreement dated June 26, 1998 between Seattle Genetics, Inc. and Bristol-Myers Squibb.
10.9*†	Amendment Letter to the Bristol-Myers Agreement dated July 29, 1999 between Seattle Genetics, Inc. and Bristol-Myers Squibb.
10.10*†	Amendment Agreement to the Bristol-Myers Agreement dated July 26, 2000 between Seattle Genetics, Inc. and Bristol-Myers Squibb.
10.11*†	License Agreement dated June 14, 1998 between Seattle Genetics, Inc. and MabTech AB.
10.12*†	First Amendment to the License Agreement dated January 31, 2000 between Seattle Genetics, Inc. and MabTech AB.
10.13*†	Non-Exclusive Public Health Service Patent Agreement dated September 15, 1998 among Seattle Genetics, Inc. and agencies within the United States Public Health Service.
10.14*†	Amendment No. 1 to Public Health Service Patent Agreement dated July 14, 2000 among Seattle Genetics, Inc. and agencies within the United States Public Health Service.
10.15*†	Non-Exclusive License Agreement dated September 29, 1998 between Seattle Genetics, Inc. and Creative BioMolecules, Inc.
10.16*†	License Agreement dated September 20, 1999 between Seattle Genetics, Inc. and the University of Miami.
10.17*†	Amendment No. 1 to the License Agreement dated August 4, 2000 between Seattle Genetics, Inc. and the University of Miami.
10.18*†	License Agreement dated January 24, 2000 between Seattle Genetics, Inc. and Genentech, Inc.
10.19*†	Development and License Agreement dated June 30, 1999 between Seattle Genetics, Inc. and Genentech, Inc.
10.20*†	License Agreement dated February 3, 2000 between Seattle Genetics, Inc. and the Arizona Board of Regents.
10.21*†	Letter Amendment to License Agreement dated February 24, 2000 between Seattle Genetics, Inc. and the Arizona Board of Regents.
10.22*†	Manufacturing Agreement dated October 16, 2000 between Seattle Genetics, Inc. and ICOS Corporation.
10.23*†	Facility Lease and Services Agreement dated November 5, 1999 between Seattle Genetics, Inc. and SkeleTech, Inc.
10.24	Amended and Restated 1998 Stock Option Plan.
10.25*	1998 Employee Stock Bonus Plan.
10.26	2000 Directors' Stock Option Plan
10.27	2000 Employee Stock Purchase Plan
10.28*	Form of Indemnification Agreement between Seattle Genetics, Inc. and each of its officers and directors.*
23.1	Consent of Independent Accountants
23.2*	Consent of Venture Law Group (included in Exhibit 5.1).
24.1	Power of Attorney (included in signature page to Registration Statement).
27.1	Financial Data Schedule
*
To be supplied by amendment.

†
Confidential treatment to be requested as to certain portions of this Exhibit.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.  Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Kirkland, State of Washington on November 20, 2000.

SEATTLE GENETICS, INC.
By:	/s/ H. PERRY FELL H. Perry Fell Chief Executive Officer
By:	/s/ CLAY B. SIEGALL Clay B. Siegall President and Chief Scientific Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, H. Perry Fell, Clay B. Siegall and Tim J. Carroll and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ H. PERRY FELL H. Perry Fell	Chief Executive Officer	November 20, 2000
/s/ CLAY B. SIEGALL Clay B. Siegall	President, Chief Scientific Officer	November 20, 2000
/s/ TIM J. CARROLL Tim J. Carroll	Chief Financial Officer	November 20, 2000
/s/ CHARLES P. WAITE, JR. Charles P. Waite, Jr.	Director	November 20, 2000

/s/ LOUIS C. BOCK Louis C. Bock	Director	November 20, 2000
/s/ KARL ERIK HELLSTRÖM Karl Erik Hellström	Director	November 20, 2000
/s/ MICHAEL F. POWELL Michael F. Powell	Director	November 20, 2000
/s/ MARC E. LIPPMAN Marc E. Lippman	Director	November 20, 2000

QuickLinks

Table of Contents
Prospectus Summary
Seattle Genetics, Inc.
The Offering
Summary Financial Data
Risk Factors
Special Note Regarding Forward-Looking Statements
About This Prospectus
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Transactions with Executive Officers, Directors and Five Percent Stockholders
Principal Stockholders
Description of Capital Stock
Shares Eligible for Future Sale
Underwriting
Plan Of Distribution
Legal Matters
Experts
Where You Can Find More Information
Seattle Genetics, Inc. Report of Independent Accountants
Part II Information Not Required in Prospectus
Signatures
Power of Attorney